Exhibit 99.3
DEVELOPMENT AND LICENSE AGREEMENT
BETWEEN
CARDIOME DEVELOPMENT LTD.
AND
ELI LILLY AND COMPANY
SIGNED AS OF APRIL 30, 2007

DEVELOPMENT AND LICENSE AGREEMENT
Table of Contents

Article 1 Interpretation	1
1.1 Definitions	1
1.2 Capitalized Terms and Acronyms	12

Article 2 Assignment and Grants of License	12
2.1 Assignment to Cardiome	12
2.2 Exclusive License to Compound and Product	13
2.3 Lilly Trade Secrets	13
2.4 Lilly’s Covenant Not to Sue	13
2.5 Sublicensing Rights	13
2.6 Right to Notice	14
2.7 Exclusivity	14
2.8 [Redacted — Licensor] Reserved Rights	14
2.9 Government Rights	14
2.10 Cardiome’s Covenant Not to Sue	15

Article 3 Payments from Cardiome to Lilly	15
3.1 Upfront Payment to Lilly	15
3.2 Treatment and Submission Milestone Payments from Cardiome to Lilly	15
[Redacted – Milestone Payments. Financial terms of the agreement include an upfront payment of US$20 million payable to Lilly and development milestones not to exceed US$40 million contingent on achievement of certain pre-defined late-stage clinical milestone.]	15
3.3 Royalty Payments from Cardiome to Lilly	15

Article 4 Payments	16
4.1 Timing and Logistics of Milestone Payments	16
4.2 Record Retention, Royalty Reports, and Royalty Payment Schedule	16
4.3 Milestone Payments Are Not Creditable	17
4.4 Royalty Term; Reduction of Royalty Obligations	17
4.5 Anti-Stacking Provision	17
4.6 Generic Competition	18
4.7 Exchange Rates	18
4.8 Audits	18
4.9 Taxes and Currency	19
4.10 Late Payment	19

Article 5 Facility Steering Committee	19
5.1 Creation	19
5.2 Composition	20
5.3 Purpose	20
5.4 Meetings	21
5.5 Agendas and Minutes	21
5.6 Decisions	21

Article 6 General Principles of Transition	22
6.1 Technology Transfer	22
6.2 Cardiome Access to Lilly Personnel for Technology Transfer	22

Article 7 Initial Transfer Phase	23
7.1 Transfer of Regulatory Documents and Regulatory Support	23

- ii -

7.2 Manufacturing	24
7.3 Initial Manufacturing Transfer	24
7.4 Ongoing Manufacturing Implementation	24

Article 8 Manufacturing and Regulatory Issues	25
8.1 Un-dedication of Facility	25

Article 9 Cardiome’s Obligation to Develop and Commercialize Product	25
9.1 Responsibility for Development and Commercialization	25
9.2 Diligence	25
9.3 Cardiome Obligation to Update	25
9.4 Cardiome May Act Through Sublicensees	26

Article 10 Manufacturing	26
10.1 [Redacted — Manufacturer] as API Supplier	26

Article 11 Clinical Trial Supplies Of Product	27
11.1 Transfer of Product	27
11.2 Additional Clinical Trial Material	27

Article 12 Intellectual Property	27
12.1 Cardiome Improvements and Lilly Improvements	27
12.2 Joint Improvements	27
12.3 Patentable Joint Improvements	27
12.4 Patent Responsibility	28
12.5 Patent Costs	28
12.6 Failure to File or Maintain Applications or Patents	28
12.7 Patent Term Extensions	28
12.8 Further Assurances	29
12.9 Declaratory Judgment Action — Issued Licensed Patents	29
12.10 Declaratory Judgment Action — Patents On Cardiome Improvements	29
12.11 Trademarks	29

Article 13 Infringement	29
13.1 Notification of Suspected Infringement	29
13.2 Infringement of Lilly GED-aPC Patents	30
13.3 Infringement of [Redacted – Licensor’s patents]	30
13.4 Infringement of [Redacted — Lilly product]Core Patents	31
13.5 Infringement of Patents Covering Cardiome Improvements	31
13.6 Settlement of Litigation	31
13.7 Cooperation	31

Article 14 Confidentiality	31
14.1 Cardiome’s Obligations	31
14.2 Lilly’s Obligations	32
14.3 Limited Use of Confidential Information	33
14.4 Release of Other Information	33
14.5 Scientific Publication	33

Article 15 Representations, Warranties and Disclaimers	34
15.1 No Litigation	34
15.2 No Debarment	34
15.3 Corporate Existence	34
15.4 Authority to Execute and Perform	34
15.5 No Approvals or Consents	34
15.6 No Conflict	35

- iii -

15.7 Further Representations and Warranties of Lilly	35
15.8 Regulatory Documents	36
15.9 [Redacted – clause relating to the License Agreement between Lilly and Licensor]	37
15.10 [Redacted — Manufacturer] Facility	37
15.11 Further Representations and Warranties of Cardiome	37
15.12 DISCLAIMER OF IMPLIED WARRANTIES	37
15.13 DISCLAIMER OF INCIDENTAL AND CONSEQUENTIAL DAMAGES	38

Article 16 Indemnification	38
16.1 Cardiome’s Obligation	38
16.2 Lilly’s Obligation	39

Article 17 Notice and Opportunity to Defend	40
17.1 Notice	40
17.2 Indemnifying Party’s Duty to Proceed	40
17.3 Indemnified Party’s Right to Proceed	40
17.4 Settlement	41
17.5 Other Obligations	41
17.6 Insurance	41
17.7 Survival and Waiver	41

Article 18 Term and Termination	41
18.1 Term	41
18.2 Termination – Failure to Develop Product	42
18.3 Voluntary Termination	42
18.4 Material Breach by Cardiome	42
18.5 Material Breach by Lilly	42
18.6 Invalidity Challenge by Cardiome	43
18.7 Events on Termination by Cardiome	43
18.8 Termination for Bankruptcy	43
18.9 Events Upon Termination by Lilly	44
18.10 Residual Obligation Upon Termination	45
18.11 Continuing Obligations	45
18.12 Additional Remedies	45
18.13 Further Assurances	45

Article 19 Miscellaneous	46
19.1 Amendment	46
19.2 Assignability	46
19.3 Bankruptcy Code Section 365(n)	46
19.4 Conducting Activities Under Agreement	47
19.5 Counterparts	47
19.6 Dispute Resolution	47
19.7 Entire Agreement	47
19.8 Force Majeure	47
19.9 Governing Law	48
19.10 Headings, Gender and “Person”	48
19.11 Independent Contractor	48
19.12 Jointly Prepared	48
19.13 Notices	48
19.14 Press Release	49
19.15 Schedules, Exhibits and Attachments	49
19.16 Severability	49
19.17 Further Acts and Instruments	49
19.18 Waiver	49

DEVELOPMENT AND LICENSE AGREEMENT
This DEVELOPMENT AND LICENSE AGREEMENT (the “Agreement”) is entered into as of April 30, 2007, by and between Eli Lilly and Company, a corporation, incorporated under the laws of the State of Indiana, having its principal place of business at Lilly Corporate Center, Indianapolis, Indiana USA, 46285, and its Affiliates (hereinafter collectively referred to as “Lilly”), and Cardiome Development Ltd., a corporation incorporated under the laws of British Columbia, Canada, having its principal place of business at 6190 Agronomy Drive, 6th Floor, Vancouver, B.C., Canada, V6T 1Z3, (“Cardiome”). Lilly and Cardiome shall sometimes hereinafter be individually referred to as a “Party” and collectively referred to as the “Parties”). The Parties agree as follows:
BACKGROUND
Lilly has certain rights covering making, using and selling the compound identified by Lilly internally as GED-aPC or LY458202throughout the world, including certain rights licensed from the [Redacted — Licensor] under the [Redacted – License agreement between Lilly and Licensor]. Cardiome is a pharmaceutical company that has capabilities in the development and commercialization of pharmaceutical compounds, particularly biopharmaceutical compounds, including conducting clinical trials with, and obtaining product registration of such compounds. Cardiome is interested in further developing and commercializing LY458202, including conducting clinical trials to obtain product registration of LY458202 from regulatory authorities in the Territory. Lilly is interested in having Cardiome further develop and commercialize LY458202. Lilly and Cardiome have executed this Agreement because they desire for Lilly to exclusively license to Cardiome certain intellectual property to develop and commercialize, on a worldwide basis, pharmaceutical products containing LY458202.
NOW, THEREFORE, in consideration of the above premises and the mutual covenants and agreements set forth below, the Parties hereto agree as follows.
Article 1 Interpretation
1.1	Definitions
As used in this Agreement, the following words and phrases shall have the following meanings:
1.1.1	“Adverse Event” means any untoward medical occurrence in a patient or clinical investigation subject administered a pharmaceutical product and which does not necessarily have to have a causal relationship with treatment with the Product.

1.1.2	“Affiliate” means, with respect to a Party, any Person directly or indirectly controlling, controlled by, or under common control with, such Party. For purposes of this definition, the term “controlled” (including the terms “controlled by” and “under common control with”) means the direct or indirect ability or power to direct or cause the direction of management policies of a Person or otherwise direct the affairs of such Person, whether through ownership of equity, voting securities, beneficial interest, by contract or otherwise.

1.1.3	“API” means active pharmaceutical ingredient.

1.1.4	“Application for Marketing Authorization” means (i) in the United States, a BLA filed with the FDA with respect to Product, and (ii) in any country other than the United States, an application or set of applications for marketing approval comparable to a BLA.

1.1.5	[Redacted — Company name]

1.1.6	“Bioidentical” means a biologic that is approved for marketing through a marketing application which relies, in whole or in substantial part, on information previously developed on GED-aPC.

1.1.7	“BLA” means a Biologics License Application (as that term is used in Title 21 of the United States Code of Federal Regulations) filed with the FDA seeking Regulatory Approval to market and sell Product in the United States.

1.1.8	“Cardiome Improvements” means any inventions, patentable or not, information and data, relating to Compound or Product, including Toxicology Study Data and Reports, Clinical Trial information and data, and post-registration clinical trial information and data, which are:
.1	made, conceived, reduced to practice or generated solely by Cardiome’s employees or agents; or

.2	acquired or Controlled by Cardiome during the term of this Agreement.
1.1.9	“Cardiome Indemnitees” shall have the meaning set out in Section 16.2.

1.1.10	“cGMPs or GMPs” means current good manufacturing practices for pharmaceuticals as described in regulations promulgated by the FDA, as such regulations are in effect at the time of Manufacturing, as amended from time to time.

1.1.11	“Clinical Trials” means Phase I Clinical Trials, Phase II Clinical Trials and Phase III Clinical Trials.

1.1.12	“Close Variant” [Redacted – Description of close variant]

1.1.13	“Commercially Reasonable Efforts” [Redacted – Definition of Commercially Reasonable Efforts].

1.1.14	“Compound” [Redacted – Description of compound].

1.1.15	“Confidential Information” means, with respect to a Party, such Party’s know-how and all information of any kind whatsoever (including without limitation, data, compilations, formulae, models, patent disclosures, procedures, processes, projections, protocols, results of experimentation and testing, specifications, strategies and techniques), and all tangible and intangible embodiments thereof of any kind whatsoever (including without limitation, apparatus, compositions, documents, databases, drawings, machinery, patent applications, records and reports), which is disclosed by such Party to the other Party and is marked, identified as or otherwise acknowledged to be confidential at the time of disclosure to the other Party. Notwithstanding the foregoing, Confidential Information of a Party shall not include the Excluded Information.

1.1.16	“Control” means the ability to grant a license or sublicense as provided for herein without violating the terms of any agreement with, or other arrangement with any Third Person.

1.1.17	“CS” means cardiogenic shock.

1.1.18	“Damages” means costs, losses, claims, liabilities, fines, penalties, damages, expenses, court costs and interest.

1.1.19	“Data Exclusivity Period” means the period during which a Regulatory Authority prohibits approval of a Bioidentical based on reference, without the consent of the owner of an Application for Marketing Authorization or Regulatory Approval package, to the clinical and other data that is contained in such Application for Marketing Approval or Regulatory Approval package, and that is not published or publicly available outside of such Application for Marketing Authorization or Regulatory Approval package.

1.1.20	“Development Plan” means the plan for the development of the Product set out in Exhibit 1.1.20.

1.1.21	“Effective Date” means April 30, 2007.

1.1.22	“Exceptional Circumstances” [Redacted – Description of exceptional circumstances]

1.1.23	“Excluded Information” means information which:

.1	has been publicly known prior to disclosure of such information by the disclosing Party to the other Party,

.2	has become publicly known, without fault on the part of the other Party, subsequent to disclosure of such information by the disclosing Party to the other Party,

.3	has been received by the other Party at any time from a source, other than the disclosing Party, rightfully having possession of and the right to disclose such information,

.4	the other Party can establish by written documentation was otherwise known by the other Party prior to disclosure of such information by the disclosing Party to the other Party,

.5	the other Party can establish by written documentation to have been independently developed by employees or agents of the other Party without access to or use of such information disclosed by the disclosing Party to the other Party, or

.6	is required to be disclosed in order to allow a Party to defend against litigation with a Third Person, to file and prosecute patent applications or to comply with applicable laws or rules or regulations of any competent authority or stock exchange.
1.1.24	“Existing Lilly Know-How” means any Lilly Know How existing as of the Effective Date.

1.1.25	“Existing Lilly Trade Secrets” means any Lilly Trade Secrets existing as of the Effective Date.

1.1.26	“Exploit” means one or more of the following: to make, have made, use, have used, develop, obtain Regulatory Approval for, import, sell, have sold, or offer for sale. “Exploiting” and “Exploitation” have a like meaning.

1.1.27	“Facility Management” shall have the meaning set out in Section 5.1.

1.1.28	“Facility Steering Committee” means the committee created pursuant to Section 5.1.

1.1.29	“FDA” means the United States Food and Drug Administration, or any successor federal agency having responsibility over Regulatory Approval.

1.1.30	“Field” means all uses.

1.1.31	“Future Lilly IP” means Future Lilly Know How, Future Lilly Trade Secrets and Future Lilly Patents.

1.1.32	“Future Lilly Know-How” means any Lilly Know How coming into existence after the Effective Date.

1.1.33	“Future Lilly Patents” means all patents, both foreign and domestic (including without limitation, all substitutions, extensions, reissues, renewals, reexaminations, patents of addition, supplementary protection certificates and inventors’ certificates thereof), and all patent applications (including provisional applications, divisions, continuations and continuations-in-part), having an earliest priority filing date after the Effective Date that Lilly owns or controls and which are necessary or useful to Exploit the Compound or Product.

1.1.34	“Future Lilly Trade Secrets” means any Lilly Trade Secrets coming into existence after the Effective Date.

1.1.35	“GAAP” means United States generally accepted accounting principles, consistently applied, as in effect from time to time.

1.1.36	“GCPs” means good clinical practice regulations for pharmaceuticals as described in regulations promulgated by the FDA, as such regulations are in effect at the time of the performance of such clinical activities, as amended from time to time.

1.1.37	“Generic Competition” means, as to a Product in a Major Market Country, or in [Redacted – Countries] (and solely with respect to [Redacted – Countries][Redacted — Term]), that another product competitive with such Product is being lawfully marketed and sold by a Third Person (which is not a Sublicensee) in such country at the applicable time, and such competitive product contains a Bioidentical, and the sales of such competitive product (in units sold) in such quarter in such country exceed [Redacted – Percentage] of the total aggregate sales (in units sold) of such competitive product combined with sales of the Product in such country during such quarter (based on commercially-available market research data such as IMS.

1.1.38	“GLPs” means good laboratory practices for pharmaceuticals as described in regulations promulgated by the FDA, as such regulations are in effect at the time of performance of such activities, as amended from time to time.

1.1.39	“Governmental Authority” means any court, tribunal, arbitrator, agency, commission, official or other instrumentality of any federal, state, or other political subdivision, or supranational body, domestic or foreign.

1.1.40	“GVHD” means graft versus host disease.

1.1.41	“including” means including, without limitation.

1.1.42	“IND” means United States Investigational New Drug Application as defined in 21 C.F.R. 312 (as amended from time to time), and any equivalent of such application in other countries within the Territory.

1.1.43	“Indemnified Party” and “Indemnifying Party” shall each have the meaning set out in Section 17.1.

1.1.44	“Initial Royalty Term” shall have the meaning set out in Section 4.4.1.

1.1.45	“Investigator-Initiated Studies” shall have the meaning set out in Section 2.7.

1.1.46	“Issued Licensed Patent(s)” means a valid, enforceable, unexpired, issued Licensed Patent. A Licensed Patent shall be considered to be valid, enforceable and unexpired for so long as it contains at least one (1) Valid Claim.

1.1.47	“Joint Improvements” means any inventions, patentable or not, information, data and/or materials directly relating to Compound and/or Product which are made, conceived, reduced to practice or generated jointly (as defined in accordance with United States laws of inventorship) by employees or agents of both Cardiome and Lilly and is reduced to practice during the Project or within [Redacted — Term] after expiration or termination of the Project.

1.1.48	“Joint Patents” shall have the meaning set out in Section 12.3.

1.1.49	“Licensed Patents” means [Redacted – Definition of licensed patents]

1.1.50	“Lilly Indemnitees” shall have the meanings set out in Section 16.1.

1.1.51	“Lilly GED-aPC Patents” means all foreign and domestic patents and patent applications listed in Exhibit 1.1.51, including without limitation, all substitutions, extensions, reissues, renewals, reexaminations, patents of addition, supplementary protection certificates, inventors’ certificates, divisions, continuations and continuations-in-part thereof. [Redacted – Exclusion to the Lilly GED-aPC Patents] Both Parties agree to amend Exhibit 1.1.51 from time to time to (1) reflect the current status of the applications or patents listed in Exhibit 1.1.51, for example, as patents issue or lapse, and (2) list additional patents and/or applications owned or controlled by Lilly which have a priority filing date prior to the Effective Date and which are necessary or useful to Exploit the Compound or Product.

1.1.52	“Lilly Know-How” means any unpatented or unpatentable inventions, information, data and/or materials relating to Compound or Product, which inventions, information, data and materials are necessary or useful to Exploit the Compound or Product, including non-clinical or clinical information or data, applicable assays, draft protocols and everything filed with a Regulatory Authority or to be filed with a Regulatory Authority in order to seek Regulatory Approval, and to the extent not assigned to Cardiome pursuant to the terms of this Agreement, the Product Data Package, of which Lilly has acquired ownership or Control. Lilly Know-How does not include Lilly Trade Secrets.

1.1.53	“Lilly Trade Secrets” means any trade secrets in Lilly’s possession or Control that are necessary or useful to manufacture or have manufactured Compound or Product including but not limited to those set out in Exhibit 1.1.53.

1.1.54	[Redacted – Manufacturer].

1.1.55	“[Redacted – Manufacturer] Facility” means the suite at [Redacted – Manufacturer]that Lilly uses as of the Effective Date to manufacture [Redacted – Lilly product].

1.1.56	“Major Market Country” [Redacted – Description of major market country]

1.1.57	“Manufacturing Information” means the manufacturing information in Lilly’s possession or Control, including in [Redacted – Manufacturer]’s possession as of the Effective Date, necessary or useful for, or used by Lilly in, the Exploitation of the Compound or Product, including manufacturing development technical reports (excluding the Lilly Trade Secrets), including all manufacturing records for the Compound, including its master and production batch records, all testing methods and assays, all reference standards for Compound, and including such other information as may be set out in Exhibit 1.1.67.

1.1.58	[Redacted – License agreement between Lilly and Licensor].

1.1.59	[Redacted – Licensor’s patents]

1.1.60	“Net Sales” means, with respect to a Product, the gross amount invoiced by Cardiome (including Cardiome’s Affiliates and Sublicensees) (collectively, the “Selling Person”) to Third Persons (Third Persons specifically excludes Sublicensees and Affiliates of Cardiome) for such Product in a country, less:
.1	trade, quantity and cash discounts allowed;

.2	commissions, discounts, refunds, rebates, chargebacks, retroactive price adjustments, and any other allowances that effectively reduce the net selling price;

.3	actual Product returns and allowances;

.4	that portion of the sales value reasonably associated with the drug delivery system, if any, used for administration of the Product;

.5	any tax imposed on the production, sale, drug delivery or use of the Product including sales, use, excise or value added taxes;

.6	allowance for actual and reasonable distribution expenses not to exceed [Redacted – percentage]of such gross amounts invoiced; and

.7	any other similar and customary deductions in accordance with GAAP.
Such amounts shall be determined from the books and records of the Selling Person maintained in accordance with GAAP (or equivalent accounting principles) consistently applied and using the Selling Person’s then-current standard procedures and methodology, including its then-current standard exchange rate methodology for the translation of foreign currency sales into U.S. Dollars. However, the accuracy of such amounts shall be subject to Lilly’s audit rights under Section 4.8.

Net Sales excludes: (i) The transfer of reasonable and customary quantities of free samples of Product(s) and the transfer of Product(s) as clinical trial materials, other than for subsequent resale; and (ii) use by Cardiome or its Affiliates or Sublicensees of Product for any use connected with the securing of Regulatory Approval or validating of the manufacturing process or the obtaining of other necessary Marketing Approvals for Product (unless such Product is subsequently sold).

In the event that Product is sold as part of a Combination Product (where “Combination Product” means any pharmaceutical product which comprises Product and other active compound(s) and/or ingredients), the Net Sales of the Product, for the purposes of determining royalty payments, shall be determined by multiplying the Net Sales of the Combination Product by the fraction, A / (A+B) where A is the weighted average sale price of the Product when sold separately in finished form, and B is the weighted average sale price of the other product(s) sold separately in finished form.

In the event that the weighted average sale price of Product can be determined but the weighted average sale price of the other product(s)

cannot be determined, Net Sales for purposes of determining royalty payments shall be calculated by multiplying the Net Sales of the Combination Product by the fraction A / C where A is the weighted average sale price of Product when sold separately in finished form and C is the weighted average selling price of the Combination Product.

In the event that the weighted average sale price of the other product(s) can be determined but the weighted average sale price of the Product cannot be determined, Net Sales for purposes of determining royalty payments shall be calculated by multiplying the Net Sales of the Combination Product by the following formula: one (1) minus B / C where B is the weighted average sale price of the other product(s) when sold separately in finished form and C is the weighted average selling price of the Combination Product.

In the event that the weighted average sale price of both the Product and the other product(s) in the Combination Product cannot be determined, the Net Sales of the Product will be negotiated by the Parties in good faith. If the Parties cannot reach agreement on the appropriate allocation, the Net Sales of the Product will be deemed to be equal to fifty percent (50%) of the Net Sales of the Combination Product.

The weighted average sale price for a Product, other product(s), or Combination Product shall be calculated once each calendar year and such price shall be used during all applicable royalty reporting periods for the entire following calendar year. When determining the weighted average sale price of a Product, other product(s), or Combination Product, the weighted average sale price shall be calculated by dividing the sales dollars (translated into U.S. dollars) by the units of active ingredient sold during the twelve (12) months (or the number of months sold in a partial calendar year) of the preceding calendar year for the respective Product, other product(s), or Combination Product. In the initial calendar year, a forecasted weighted average sale price will be used for the Product, other product(s), or Combination Product. Any over or under payment due to a difference between forecasted and actual weighted average sale prices will be paid or credited in the first royalty payment of the following calendar year.

1.1.61	“Person” means a natural person, a corporation, a partnership, a trust, a joint venture, a limited liability company, any Governmental Authority, or any other entity or organization.

1.1.62	“Phase I Clinical Trials” means clinical studies in human beings performed in any country that are intended to initially evaluate the safety and/or pharmacological effect of a product in subjects or that would otherwise satisfy requirements of 21 CFR 312.21(a), or its foreign equivalent.

1.1.63	“Phase II Clinical Trials” means clinical studies in human beings performed in any country that are intended to initially evaluate the effectiveness of a product for a particular indication or indications in patients with the disease or indication under study, or that would otherwise satisfy requirements of 21 CFR 312.21(b), or its foreign equivalent.

1.1.64	“Phase III Clinical Trials” means pivotal clinical studies in human beings performed in any country the results of which could be used to establish safety and efficacy of a product as a basis for a BLA or that would otherwise satisfy requirements of 21 CFR 312.21(c), or its foreign equivalent.

1.1.65	“Price Approval” means an approval or agreement or determination or decision of a Governmental Authority establishing prices for Product that can be charged to consumers and will be reimbursed by Governmental Authorities in countries in the Territory where Governmental Authorities or Regulatory Authorities of such countries approve or determine pricing for pharmaceutical products for reimbursement or otherwise.

1.1.66	“Product” means a finished or semi-finished product or good containing a Compound and all dosage strengths and sizes thereof and in all current and future formulations thereof that may, pursuant to applicable laws and regulations, be manufactured, marketed and sold upon Regulatory Approval.

1.1.67	“Product Data Package” shall include the following information and data directly related to the Product in the tangible possession or Control of Lilly as of the Effective Date:
.1	the Regulatory Documents;

.2	the pre-clinical and clinical development protocols, data, and reports;

.3	the Manufacturing Information;

.4	the Toxicology Study Data and Reports; and
such other information and data specifically identified in Exhibit 1.1.67.

1.1.68	“Product Inventory” means Lilly’s inventory of Compound and Product in existence on the Effective Date as described in Exhibit 1.1.68.

1.1.69	“Project” means the development effort and Clinical Trial program to be conducted by Cardiome as contemplated under this Agreement.

1.1.70	“Regulatory Approval” means (a) in the United States, receipt of an approval letter from the FDA in response to an Application for Marketing Authorization, and (b) in any country other than the United States, receipt of an approval from the Regulatory Authority having jurisdiction over such country in response to an Application for Marketing Authorization and receipt of Price Approval if necessary.

1.1.71	“Regulatory Authority” means the FDA in the United States or the equivalent Governmental Authority having jurisdiction in any other country in the Territory.

1.1.72	“Regulatory Documents” means any and all INDs, and serial amendments, NDAs, BLAs and supplements, Applications for Marketing Authorization and Regulatory Approvals related to Compound or Product and in the Control or tangible possession of Lilly as of the Effective Date, including those listed in Exhibit 1.1.67.

1.1.73	“Royalty Report” shall have the meaning as set forth in Section 4.2.

1.1.74	“Royalty Term” shall have the meaning set out in Section 4.4.2.

1.1.75	“Serious Adverse Event” means any untoward medical occurrence that at any dose: results in death, is life-threatening, requires inpatient hospitalization or prolongation of existing hospitalization, results in persistent or significant disability/incapacity, is a congenital anomaly/birth defect or is serious for other reasons.

1.1.76	“Sublicensee” shall have the meaning as set forth in Section 2.5.

1.1.77	“Technology Transfer” means, during the Transition Period, reasonable consultation and assistance from Lilly and its contractors related to the transfer of Lilly Know-How and the Existing Lilly Trade Secrets as specified in Article 6 and Article 7.

1.1.78	“Territory” means all countries of the world.

1.1.79	“Third Person” means any Person other than the Parties or Affiliates thereof, or employees or directors of the Parties or Affiliates of Parties.

1.1.80	“to the best of its knowledge” shall mean actual knowledge with no duty of inquiry or investigation.

1.1.81	“Toxicology Study Data And Reports” means data and reports in possession or Control of Lilly for all toxicology and absorption,

distribution, metabolism and elimination (“ADME”) studies relating to the Product in the Field in the Territory.

1.1.82	“Trade Secret Royalty Term” shall have the meaning set out in Section 4.4.2.

1.1.83	“Trademarks” means any trademarks first registered or applied for by Lilly or Cardiome for the Product, including any back-up marks, registrations, or applications for such marks and any goodwill associated with such marks.

1.1.84	“Transition Period”[Redacted – Description of the transition period]

1.1.85	“Triggering Event” shall have the meaning set out in Section 10.3.

1.1.86	“Valid Claim” means any claim in an issued and unexpired patent in a country which but for this Agreement would preclude the sale of Product and which (i) has not been revoked or held unenforceable or invalid by a decision of a court or other Governmental Authority of competent jurisdiction, unappealable or unappealed within the time allowed for appeal; or (ii) has not been abandoned, disclaimed, or admitted to be invalid or unenforceable through reissue or disclaimer or otherwise.

1.1.87	“VOD” means veno-occlusive disease.

1.1.88	“[Redacted – Lilly product]” means [Redacted – Lilly compound](activated), marketed by Lilly.

1.1.89	“[Redacted – Lilly product]Core Patents” means all foreign and domestic patents listed in Exhibit 1.1.89, including without limitation all substitutions, extensions, reissues, renewals, reexaminations, patents of addition, supplementary protection certificates and inventor’s certificates thereof.
1.2	Capitalized Terms and Acronyms
Capitalized terms and acronyms used in this Agreement, but not defined in this Agreement, shall have the meaning generally ascribed to such terms by professionals in the pharmaceutical research industry. Defined capitalized terms may be used in the singular or plural.
Article 2 Assignment and Grants of License
2.1	Assignment to Cardiome
Subject to the terms and conditions set forth herein, as of the Effective Date, Lilly hereby assigns, sells, conveys, transfers and delivers to Cardiome, and Cardiome accepts, Lilly’s entire right, title and interest in and to the Product Data Package. Such assignment notwithstanding, Cardiome hereby grants to Lilly the limited right to retain one (1) copy of the information and data comprising the Product Data Package and to use such information and data solely for archival purposes and as necessary in submissions to any Regulatory Authority related to Lilly’s product[Redacted – Lilly product].
2.2	Exclusive License to Compound and Product
Subject to the terms and conditions of this Agreement, Lilly hereby grants to Cardiome the exclusive (even as to Lilly and its Affiliates), world-wide, license (with the right to grant sublicenses in accordance with Section 2.5) under: (i) Existing Lilly Know-How, (ii) Licensed Patents and (iii) Lilly’s interest in Joint Improvements, to Exploit the Compound and Product in the Field in the Territory.
2.3	Lilly Trade Secrets
[Redacted – License terms]
2.4	Lilly’s Covenant Not to Sue
Lilly agrees that it will not, during the term of this Agreement or thereafter enforce against Cardiome or its Affiliates or Sublicensees any Future Lilly IP based upon any act by Cardiome or its Affiliates or Sublicensees relating to Exploitation of Product or Compound in the Field in the Territory. Lilly agrees to impose the covenant contained in this Section 2.4 on all of its Affiliates.
2.5	Sublicensing Rights
2.5.1	Subject to this Section 2.5, Cardiome shall have the right to license its rights hereunder to any Affiliate of Cardiome (each a “Sublicensee”) without Lilly’s consent. Cardiome shall have the right to license its rights hereunder to any Third Person (each a “Sublicensee”) with Lilly’s prior consent, not to be unreasonably withheld or delayed.
2.5.2	Each license and sublicense granted by Cardiome under this Agreement pursuant to Section 2.5.1 or Section 2.5.3 to any Third Person Sublicensee will provide for assignment to Lilly of Cardiome’s interest in such sublicense upon termination of this Agreement, which assignment, shall be binding upon Lilly to the same extent as if such Sublicensee had at all times been a direct licensee of Lilly, and will contain provisions that obligate Sublicensees to Cardiome to at least the same extent that Cardiome is obligated to Lilly under this Agreement. Nothing in any such sublicense shall oblige Lilly to a Sublicensee beyond the obligations of Lilly set out in this Agreement, or oblige any such Sublicensee to Lilly beyond the obligations of Cardiome set out in this Agreement.

2.5.3	Notwithstanding the foregoing, Cardiome shall have the right to license its rights hereunder to any Sublicensee without Lilly’s prior consent to:
.1	a pharmaceutical or biotechnology company [Redacted — Type of company]

.2	one pharmaceutical or biotechnology company [Redacted — Type of company] or

.3	any one or more Third Persons for contract sales and marketing sublicenses, shall each survive any such termination and shall automatically be assigned by Cardiome to Lilly in accordance with Section 2.5.2.

2.5.4	Upon request of Cardiome, Lilly will confirm in writing to any Third Person Sublicensee or potential Sublicensee Lilly’s obligation to permit the assignment and survival of any sublicense in accordance with the terms of Sections 2.5.2.

2.5.5	Cardiome shall be responsible for the performance by its Sublicensees of all terms, conditions, and obligations imposed upon such Sublicensees under the terms of this Agreement.
2.6	Right to Notice
If Lilly decides to divest itself of the whole or substantially the whole of its [Redacted — Lilly product]asset with respect to its rights in any Territory, then Lilly will inform Cardiome of such decision at least thirty (30) days prior to such divestiture.
2.7	Exclusivity
Lilly shall not, directly or indirectly, Exploit Close Variants inside the Field, except through Cardiome. Lilly shall not, directly or indirectly, undertake or support, or circulate or publish any results of, any Clinical Trials with respect to [Redacted — Lilly product]for: [Redacted - Medical indications and term] Lilly has informed Cardiome that the only Investigator-Initiated Study related to [Redacted — indication]has been discontinued as of the Effective Date and Lilly will not continue to support, directly or indirectly said Investigator-Initiated Study related to [Redacted — indication].
2.8	[Redacted — Licensor] Reserved Rights
[Redacted — Rights of Licensor]
2.9	Government Rights
This license is subject to the applicable terms of the U.S. Government regulations and laws concerning government funded inventions and to the associated rights of and obligations owed to the U.S. Government for any such portion of the PATENT RIGHTS, KNOW-HOW, or IMPROVEMENTS, all as defined in the [Redacted — License agreement between Lilly and Licensor], the development of which was supported by government funding. If required by applicable laws and commercially feasible, Cardiome shall cause any Products that are to be sold in the United States to be manufactured substantially in the United States if such Products embody or are produced through use of an invention that is subject to U.S. Government rights or as otherwise required by law or regulation.
2.10	Cardiome’s Covenant Not to Sue
Cardiome agrees that it will not, during the term of this Agreement or thereafter enforce against Lilly or its Affiliates or Sublicensees any patent, know-how or trade secret owned or controlled by Cardiome based upon any act by Lilly or its Affiliates or licensees relating to Exploitation of [Redacted — Lilly product]as it is made and used as of the Effective Date in the Territory. Cardiome agrees to impose the covenant contained in this Section 2.10 on all of its Affiliates.
Article 3 Payments from Cardiome to Lilly
3.1	Upfront Payment to Lilly
Within five (5) business days following the Effective Date of this Agreement, Cardiome will pay to Lilly the non-refundable, non-creditable sum of Twenty Million United States Dollars ($20,000,000) payable by Federal Reserve electronic wire transfer in immediately available funds to a bank account designated by Lilly.
3.2	Treatment and Submission Milestone Payments from Cardiome to Lilly
Cardiome will pay the following, non-refundable, non-creditable milestone payments in accordance with Section 4.1 related to development of the Compound:
[Redacted — Milestone Payments. Financial terms of the agreement include an upfront payment of US$20 million payable to Lilly and development milestones not to exceed US$40 million contingent on achievement of certain pre-defined late-stage clinical milestone.]
3.3	Approval Milestone Payments from Cardiome to Lilly
[Redacted — Milestone Payments. Financial terms of the agreement include an upfront payment of US$20 million payable to Lilly and development milestones not to exceed US$40 million contingent on achievement of certain pre-defined late-stage clinical milestone.]

3.4	Royalty Payments from Cardiome to Lilly
Cardiome shall pay Lilly the following royalty schedule based on annual worldwide Net Sales:

Annual Net Sales	Royalty

Portion of annual Net Sales
less than or equal to [Redacted]	[Redacted]

Portion of annual Net Sales
greater than [Redacted]
and less than or equal to [Redacted]	[Redacted]

Portion of annual Net Sales
greater than [Redacted]
and less than or equal to [Redacted]	[Redacted]

Portion of annual Net Sales
greater than [Redacted]
and less than or equal to [Redacted]	[Redacted]

Portion of annual Net Sales
greater than [Redacted]	[Redacted]
[Redacted — Royalty. Lilly will also be entitled to royalty payments if the molecule is ultimately commercialized.]
Article 4 Payments
4.1	Timing and Logistics of Milestone Payments
Within[Redacted — Term] of Cardiome or its Sublicensee achieving a milestone event listed in Article 3, Cardiome shall pay Lilly the corresponding milestone payment. Cardiome shall pay royalties due under Section 3.3 concurrently with the remittance of the Royalty Report as described under Section 4.2. All amounts payable to Lilly under Article 3 shall be paid in US dollars by Federal Reserve electronic wire transfer in immediately available funds to an account designated by Lilly.
4.2	Record Retention, Royalty Reports, and Royalty Payment Schedule
Cardiome shall (and shall cause its Affiliates and Sublicensees to) keep complete and accurate books and records that are necessary to ascertain and verify royalty payments owed under Article 3. Such records shall be kept in accordance with GAAP or equivalent accounting principles, consistently applied. Cardiome shall furnish Lilly with a quarterly report on Net Sales of Product within [Redacted — Term]. Such report shall include gross sales and calculation of Net Sales of Product and royalty payments due by country (“Royalty Report”). The amount of royalty payment due to Lilly shall be paid by Cardiome concurrently with the remittance of each Royalty Report. Cardiome will mail the Royalty Report to the attention of: Eli Lilly and Company, Lilly Royalty Administration in Finance, Drop Code 1064, Lilly Corporate Center, Indianapolis, Indiana, USA, 46285. Lilly agrees to keep the information in these reports as Confidential Information of Cardiome, except as may be necessary to maintain an action against Cardiome for breach of this Agreement.
4.3	Milestone Payments Are Not Creditable
Cardiome’s milestone payments under Article 3 are not creditable against Cardiome’s royalty obligations to Lilly under Article 3.
4.4	Royalty Term; Reduction of Royalty Obligations
4.4.1	Initial Royalty Term: Unless terminated sooner pursuant to the provisions of this Agreement, the royalty payment obligations set forth in Article 3 shall continue on a country-by-country basis until the later of:

[Redacted — Term]

(the “Initial Royalty Term”).

4.4.2	Trade Secret Royalty Term: After the applicable Initial Royalty Term in a country, provided that the Exploitation of Product in such country is protected by the Existing Lilly Trade Secrets in such country at the applicable time, the royalties payable shall be one-half the royalties otherwise payable. This royalty obligation will expire [Redacted — Term]For the purposes of this Agreement the Initial Royalty Term and the Trade Secret Royalty Term together shall be the “Royalty Term”.

4.4.3	If Cardiome uses a method of manufacture that does not utilize the Existing Lilly Trade Secrets, then the royalty rate otherwise applicable to the Net Sales of the Product in such country during such quarter shall be reduced [Redacted — Percentage] of the rate otherwise applicable during the Trade Secret Royalty Term but not during the Initial Royalty Term.
4.5	Anti-Stacking Provision
4.5.1	Should access to a Third Person’s patent rights be necessary for development or commercialization of the Product and Lilly and Cardiome reasonably agree that such license is necessary for the development and commercialization of the Product, and if Cardiome or its Affiliates or Sublicensees pay royalties to a Third Person (including [Redacted - Company name]) for Product for which royalties are also due to Lilly, Cardiome shall have the right to deduct from the royalties owed to Lilly, [Redacted — Reduction of royalties payable to Lilly]]

4.5.2	[Redacted — Reduction of royalties payable to Lilly]

4.5.3	[Redacted — Reduction of royalties payable to Lilly]
4.6	Generic Competition
If, in a given Major Market Country during a calendar quarter for which royalties are being calculated hereunder for a particular Product, Generic Competition exists for such Product in such country, unless Cardiome is not seeking to enforce its rights under Licensed Patents or Data Package Exclusivity as would be reasonable under the circumstances, then the royalty rate otherwise applicable to the Net Sales of the Product in such country during such quarter and thereafter shall be reduced to [Redacted — Percentage] of the rate otherwise applicable.
4.7	Exchange Rates
For those sales of Product outside the United States, the royalty shall be calculated on the basis of the local currency sales figures translated into United States dollars according to Cardiome’s standard methodology. The methodology employed shall be:
4.7.1	Cardiome’s methodology used by Cardiome in the translation of its foreign currency operating results for external reporting;

4.7.2	consistent with GAAP or equivalent accounting principles; and

4.7.3	approved and reviewed by Cardiome’s independent certified public accountants.
4.8	Audits
During the term of this Agreement and within [Redacted — Term] after its expiry or earlier termination, Lilly shall, [Redacted — Frequency], have the right, at its expense, to select an independent certified public accountant, accounting firm, or like Third Person of Lilly’s choice to inspect Cardiome’s records that pertain to this Agreement to verify the correctness of royalty payments made hereunder for the ) [Redacted — Term] preceding yearsto determine the accuracy of any royalty payments made hereunder (which may include, without limitation, examination of gross sales and Net Sales). All such inspections shall occur only after reasonable advance written notice and during Cardiome’s ordinary business hours. The accountants shall keep confidential any information obtained during such inspection and shall report to Lilly only the royalty payments due and payable. The expense of such audit shall be borne by Lilly, unless the audit establishes that the amount Cardiome should have paid for the period examined exceeded the amount actually paid by [Redacted — Percentage] or more, in which case Cardiome shall be responsible for the reasonable expenses of such audit. Within [Redacted — Term] after both Parties have received an audit report, in the event of an underpayment, Cardiome will compensate Lilly for any undisputed errors or omissions revealed by the audit, and in the event of an overpayment, Lilly will compensate Cardiome for any undisputed errors or omissions revealed by the audit.

Cardiome also will include in any agreement with any Sublicensee an audit provision giving Cardiome similar audit rights to those given to Lilly hereunder. Lilly, acting reasonably, shall have the right to cause Cardiome to invoke such right. Cardiome agrees to extend to Third Persons to whom Lilly has royalty obligations relating to the Compound and/or Product the same audit rights as provided to Lilly under this Section 4.8.
4.9	Taxes and Currency
All payments made under this Agreement shall be in United States dollars. Any and all taxes levied on any payments under this Agreement from Cardiome to Lilly shall be the liability of and paid by Lilly. If laws or regulations require the withholding of such taxes, the taxes will be deducted by Cardiome from the payment and remitted by Cardiome to the proper tax authority, provided that Cardiome will furnish Lilly with a copy of the official tax receipt on such withholdings as soon as practicable after such withholding, and give Lilly such assistance as may be reasonably necessary to enable or assist Lilly to claim exemption or take credit therefrom. Proof of payment shall be provided to Lilly within [Redacted — Term] days after payment. Cardiome will cooperate in pursuing tax refunds, if such refund is appropriate in Lilly’s determination.
4.10	Late Payment
In the event a payment due under this Agreement is [Redacted — Term] or more past due, any unpaid balance shall accrue interest at a rate equal to [Redacted — Percentage] plus the United States prime interest rate (as set forth in the New York edition of the Wall Street Journal, or comparable publication if the Wall Street Journal no longer exists, published on the date closest to the date payment was due), provided that if such rate is not legal, then the unpaid balance shall accrue interest at the highest rate permissible by law. Such interest shall be calculated from the date payment was due until the date Cardiome sends the payment to Lilly. The late payment fees described in this Section shall be in addition to any other remedies available to the Parties under applicable law.
Article 5 Facility Steering Committee
5.1	Creation
The coordination of manufacturing of Compound on behalf of Cardiome and API for [Redacted — Lilly product]on behalf of Lilly as contemplated by this Agreement (the “Facility Management”) shall be conducted under the overall direction of a committee (the “Facility Steering Committee”) as described in this Article. Promptly after the Execution Date, Cardiome and Lilly shall appoint the Facility Steering Committee. The Facility Steering Committee shall remain in place so long as Cardiome and Lilly share a manufacturing facility.

5.2	Composition
5.2.1	The Facility Steering Committee shall be comprised of an equal number of representatives appointed by each of Cardiome and Lilly, together with such representatives of [Redacted — Manufacturer] as may be agreed between Cardiome and Lilly acting reasonably.

5.2.2	Each Party will staff the Facility Steering Committee with members with sufficient experience and skill as may be reasonably necessary to facilitate the Facility Management.

5.2.3	The initial members of the Facility Steering Committee shall include (a) for Cardiome, [Redacted — Employee of Cardiome], and (b) for Lilly, [Redacted — Employee of Lilly].

5.2.4	Either Party may change its representatives on the Facility Steering Committee at any time by prior written notice to the other Party.
5.3	Purpose
The purpose of the Facility Steering Committee shall be:
5.3.1	to facilitate the Facility Management;

5.3.2	to facilitate the transition activities as described in Article 6 and Article 7;

5.3.3	to facilitate interactions between the Parties as contemplated by Article 10;

5.3.4	to negotiate in good faith and execute a facility scheduling agreement between [Redacted — Manufacturer], Lilly and Cardiome which will govern matters that require the cooperation of all three parties (the “Facility Scheduling Agreement”), including without limitation the coordination of manufacturing as contemplated by Section 10.2;

5.3.5	to coordinate regulatory strategies and efforts where needed and appropriate;

5.3.6	to carry out its other responsibilities described in this Agreement.
Lilly and Cardiome agree that the Facility Steering Committee will be governed by this Agreement and the Facility Scheduling Agreement. In the event of a conflict between the agreements, this Agreement shall govern.

5.4	Meetings
5.4.1	The Facility Steering Committee shall meet within [Redacted — Term] of its appointment and will meet thereafter at such times and places as are agreed to by Cardiome and Lilly, acting reasonably. The Parties contemplate that such meetings may occur at least [Redacted — Frequency].

5.4.2	Meetings of the Facility Steering Committee may be attended by such other directors, officers and employees of each Party as such Party deems necessary, and by such consultants and non-employee agents of each Party as the members of the Facility Steering Committee may from time to time agree (provided that such consultants and non-employees of a Party shall have entered into confidentiality and non-use agreements with terms at least as restrictive as those contained in this Agreement), but only the Parties’ members of the Facility Steering Committee shall have the right to vote at such meetings.

5.4.3	[Redacted — Manufacturer] shall chair the meetings of the Facility Steering Committee. If [Redacted — Manufacturer] fails to chair such meetings, then Lilly and Cardiome shall alternate in doing so.

5.4.4	The Facility Steering Committee, [Redacted — Decision basis], shall have the authority to amend or waive compliance with the provisions of this Agreement relating to the scheduling and conduct of its meetings.
5.5	Agendas and Minutes
The Parties anticipate that during the Transition Period, Cardiome will prepare and deliver to Lilly [Redacted — Term]prior to each meeting of the Facility Steering Committee the agenda for the meeting and that Cardiome will prepare and deliver to Lilly within [Redacted — Term] after the date of such meeting, minutes of the meeting that set forth all decisions of the Facility Steering Committee relating to the Facility Management. Minutes shall be deemed approved unless any member of the Facility Steering Committee objects to the accuracy of such minutes in writing to the other Party within [Redacted — Term] of receipt. Following the Transition Period, [Redacted — Manufacturer] shall be responsible for preparing the agenda and minutes as described above. In the absence of [Redacted — Manufacturer] so acting, the Parties shall alternate preparing such agendas and circulating such minutes.
5.6	Decisions
All decisions of the Facility Steering Committee shall be [Redacted — Decision basis]; provided, however, that if the Facility Steering Committee is unable to act because all members are not present, then either Party may call a new meeting pursuant to five (5) days written notice. Any failure to agree or any disputes arising between the Parties regarding the conduct or decisions of the Facility Steering Committee shall be resolved pursuant to Section 10.2.4.

Article 6 General Principles of Transition
6.1	Technology Transfer
6.1.1	Commencing on the Effective Date, Lilly shall supply Cardiome with Lilly Know-How, and will supply [Redacted — Manufacturer] with the Existing Lilly Trade Secrets to the extent reasonably necessary or useful to develop Product in the Field in the Territory and manufacture and test the Product.

6.1.2	Without limiting the generality of the foregoing, Lilly will provide [Redacted — Manufacturer] and Cardiome with Lilly Know-How that will supplement [Redacted — Manufacturer]’s expertise in cell optimization and scale-up as relates only to optimization of [Redacted — Type of Cells]to produce the Product; notwithstanding the foregoing, such provision will exclude any information that is[Redacted — description of information excluded].

6.1.3	Cardiome desires to meet the timeline set out in the Development Plan, and Lilly will make reasonable efforts to perform the Technology Transfer to enable Cardiome to meet such deadlines, subject to [Redacted — Manufacturer]’s ability to perform and the uncertainties inherent in any development.

6.1.4	[Redacted — Limitation on Technology Transfer]

6.1.5	[Redacted — Access right to certain intellectual property]

6.1.6	[Redacted — Access right to certain intellectual property]
6.2	Cardiome Access to Lilly Personnel for Technology Transfer
6.2.1	Lilly will grant Cardiome access during normal business hours to necessary Lilly personnel for the Technology Transfer to reasonably enable and facilitate an effective transition for the Product.

6.2.2	Access to Lilly personnel for Technology Transfer services during the Transition Period shall be at no cost to Cardiome, to a total of [Redacted — FTE hours], including up to [Redacted — FTE hours] from [Redacted — Employee(s) of Lilly]functional equivalent (acceptable to Cardiome, acting reasonably) and up to [Redacted — FTE hours] hours from other persons. During the Transition Period, Lilly will make reasonable efforts to make [Redacted — Employee(s) of Lilly] available to Cardiome. Participation by Lilly personnel on the Facility Steering Committee and the preparation therefor shall not be counted towards this limit.

6.2.3	Cardiome is responsible for, and will pay, within [Redacted — Term]of receipt of a Lilly invoice, all reasonable, documented, actual travel and associated accommodation expenses of Lilly personnel who travel to provide Technology Transfer services.

6.2.4	Cardiome will endeavor to utilize the allotted transition support during the Transition Period. Beyond the allotted [Redacted — FTE hours]of support, Lilly may, but shall not be obligated to, provide advice and support as Cardiome reasonably requests to facilitate the manufacture of Compound and Product.

6.2.5	After the Transition Period Lilly may provide, upon reasonable request by Cardiome, technical consulting services from [Redacted — Employee(s) of Lilly]or his functional equivalent (acceptable to Cardiome, acting reasonably) and Cardiome shall reimburse Lilly for the cost of such time or hours at a rate of [Redacted — Hourly rate] per hour for all Lilly personnel hours. Lilly shall act reasonably in considering any request by Cardiome for such services.
Article 7 Initial Transfer Phase
7.1	Transfer of Regulatory Documents and Regulatory Support
Upon the request of Cardiome, and as soon as practicable thereafter, Lilly will make available to Cardiome and transfer to Cardiome or Cardiome’s designee upon Cardiome’s reasonable request:
7.1.1	the Regulatory Documents. Thereafter, Cardiome or its Sublicensees shall hold title to such Regulatory Documents in the Field, and shall assume full responsibility for INDs included therein subject to any applicable indemnification obligations under Article 16. Lilly will submit a letter to FDA authorizing the transfer of the Regulatory Documents, including the entire IND as filed, to Cardiome and Cardiome will submit a corresponding letter to the FDA agreeing to accept the transfer from Lilly of such Regulatory Documents and to be bound by all of the conditions and obligations resulting therefrom;

7.1.2	the Product Data Package;

7.1.3	the Product Inventory as contemplated by Section 11.1;

7.1.4	the master cell bank for Compound; and

7.1.5	Lilly Know-How respecting fill/finish.

7.2	Manufacturing
Commencing on the Effective Date, at no cost to Cardiome, Lilly shall supply Cardiome with Lilly Know-How, and will supply [Redacted — Manufacturer] with Lilly Know-How and Existing Lilly Trade Secrets to the extent reasonably necessary or useful to manufacture the Compound.
7.3	Initial Manufacturing Transfer
As soon as reasonably practicable following the Execution Date, Lilly shall prepare a briefing document and schedule a meeting with the FDA regarding the facility changeover required at [Redacted — Manufacturer] to change the [Redacted — Manufacturer] Facility for manufacturing [Redacted — Lilly product]API to a dual product facility for the manufacture of [Redacted — Lilly product]and Compound.
7.4	Ongoing Manufacturing Implementation
7.4.1	[Redacted — Manufacturing terms]

7.4.2	[Redacted — Manufacturing terms]

7.4.3	Cardiome is responsible for the following activities at Cardiome’s expense:
.1	activities necessary to take the [Redacted — Manufacturer] suite to an appropriate as-found state to allow [Redacted — Lilly product]campaign to commence (i.e., cleaning, separating dedicated materials and equipment, documenting turn-over state, back-up Compound source code, etc.); and

.2	development of cleaning verification/validation method for Compound and all associated costs.
7.4.4	Cardiome shall be responsible to develop a Quality Agreement with [Redacted — Manufacturer], including taking into consideration potential cross-contamination issues.

7.4.5	After the Effective Date, any facility or equipment change requested by either Lilly or Cardiome which has the potential to materially impact the manufacturing process for [Redacted — Lilly product]or Compound must be approved by the other Party prior to implementation of such change, such approval not to be unreasonably withheld.

7.4.6	Lilly shall be responsible to update the [Redacted — Manufacturer] Quality Agreement, including taking into consideration potential cross-contamination issues.

7.4.7	The Parties contemplate sharing of equipment at [Redacted — Manufacturer] will apply to everything that can be cleaned, with some exceptions, including the following, resins, final container/closure system (cryovessels) and commodity equipment (e.g., glassware).
Article 8 Manufacturing and Regulatory Issues
8.1	Un-dedication of Facility
Cardiome may review and provide comments to Lilly regarding the regulatory plan with respect to un-dedication of the [Redacted — Manufacturer] Facility.
Article 9 Cardiome’s Obligation to Develop and Commercialize Product
9.1	Responsibility for Development and Commercialization
As of the Effective Date, subject to the indemnification obligations in this Agreement, Cardiome shall be responsible (financially and otherwise) for all further development (pre-clinical and clinical) for Compound in the Field in the Territory, in accordance with the requirements set forth in the [Redacted — License agreement between Lilly and Licensor] and this Agreement. Cardiome shall have responsibility for making Applications for Marketing Authorization. Cardiome or its Sublicensees, shall hold legal title to all Applications for Marketing Authorizations within the Territory, and shall assume full responsibility for the clinical protocols developed in support of such Applications for Marketing Authorization. Except as specifically set forth in this Agreement, Lilly shall have no financial obligation relating to Compound or Product. Cardiome shall be solely responsible for all regulatory obligations commensurate with ownership of such Applications for Marketing Approval and all resulting Regulatory Approvals in the Territory.
9.2	Diligence
Cardiome shall use Commercially Reasonable Efforts to develop and commercialize the Product as required under the [Redacted — License agreement between Lilly and Licensor]and this Agreement, including but not limited to, using Commercially Reasonable Efforts in developing the Product and commencing Clinical Trials and other necessary development on the Compound and Product and shall use Commercially Reasonable Efforts to complete the Clinical Trials and other development in accordance with the Development Plan. Cardiome agrees not to undertake or continue development activities that demonstrably place Lilly in material breach of its development obligations under the [Redacted — License agreement between Lilly and Licensor].
9.3	Cardiome Obligation to Update
9.3.1	By [Redacted — Date], and thereafter until [Redacted — Term], Cardiome shall provide Lilly with a written report describing the progress made with respect to its development of Product, every nine months. After [Redacted — Date], and until submission of an NDA for Product,

Cardiome shall provide Lilly with an annual written report describing the progress made with respect to its development of Product.

9.3.2	Prior to the first commercial sale of Product, on or before each anniversary of the effective date of the [Redacted — License Agreement between Lilly and Licensor], Cardiome shall provide the [Redacted — Licensor], on behalf of Lilly, a summary status report regarding Cardiome’s activities and plans to commercialize Product, and will provide a copy of such report to Lilly.

9.3.3	Lilly agrees to keep the information in all reports as contemplated in this Section 9.3 as Confidential Information of Cardiome, including as relates to the non-use provisions related thereto, except as may be necessary to maintain an action against Cardiome for breach of this Agreement. Lilly will make such information available only to the [Redacted — Employee(s) of Lilly], and to no other employees except those agreed to by Cardiome, such agreement not to be unreasonably withheld. In particular, none of such information will be made available to anyone working on the development or commercialization of[Redacted — Lilly product].
9.4	Cardiome May Act Through Sublicensees
Cardiome may fulfill its obligations under Article 9 directly or through its Sublicensees.
Article 10 Manufacturing
10.1	[Redacted — Manufacturer] as API Supplier
At Cardiome’s option, Cardiome may use [Redacted — Manufacturer] as the API supplier for Compound. Cardiome shall be solely responsible to enter into a supply agreement with [Redacted — Manufacturer] related to all manufacturing requirements for Compound and Product, including clinical and commercial supply.
10.1.1	[Redacted — Manufacturing terms. Lilly has agreed to provide Cardiome with access to intellectual property related to manufacturing of GED-aPC, and facilitate access to clinical and commercial production capacity at an established third party manufacturing facility for a defined period of time. ]

Article 11 Clinical Trial Supplies Of Product
11.1	Transfer of Product
As of the Effective Date, Lilly hereby assigns, transfers, and conveys all of Lilly’s right, title, and interest in and to the Product Inventory, and within the Transition Period, will transfer possession of the Product Inventory to Cardiome on an “AS IS” basis. Once possession of the Product Inventory is transferred to Cardiome, subject to the indemnification obligations in this Agreement, Cardiome shall be solely responsible for all quality control, quality assurance, analytical assays (including, developmental, release, related substances, stability, toxicology, dosage form and end of study assays). After Lilly transfers possession of the Product Inventory to Cardiome, Cardiome shall have the sole responsibility for Product Inventory. Product Inventory shall only be used as set forth above in this Section 11.1.
Lilly may retain an amount of Product Inventory sufficient for archival purposes.
11.2	Additional Clinical Trial Material
Except as set forth in Section 11.1, Cardiome shall, at its own expense, provide all quantities of Compound required for development efforts under this Agreement.
Article 12 Intellectual Property
12.1	Cardiome Improvements and Lilly Improvements
Subject to the terms herein, Cardiome shall have and retain sole and exclusive title to Cardiome Improvements. Subject to the terms herein, Lilly shall have and retain sole and exclusive title to Lilly Improvements.
12.2	Joint Improvements
Subject to the terms herein, Cardiome and Lilly shall jointly own all Joint Improvements. All patent applications filed on such Joint Improvements and all patents that issue therefrom shall be owned jointly by Cardiome and Lilly. While the licenses set out in Section 2.2 are in effect, Cardiome agrees not to license any right or interest in Joint Improvements relating solely to the Compound and Product, except to Sublicensees.
12.3	Patentable Joint Improvements
Lilly and Cardiome shall discuss any Joint Improvement and the desirability of filing a United States patent application covering the invention, as well as foreign counterparts thereof. Cardiome shall be responsible for the preparation, filing, prosecution and maintenance of all patents arising from Joint Improvements (“Joint Patents”) at a Third Person law firm chosen by Cardiome and approved by Lilly, acting reasonably. Cardiome shall keep Lilly informed of progress with regard thereto.

12.4	Patent Responsibility
Lilly shall have the first right and option to prosecute any patent applications and to maintain any patents within the Lilly GED-aPC Patents, and to control any interference proceedings relating thereto.
[Redacted — Filing and prosecution of Licensor’s patents]
Lilly shall keep Cardiome informed of the status of the Lilly GED-aPC Patents. To the extent not prohibited by the [Redacted — License agreement between Lilly and Licensor], or as otherwise agreed by the [Redacted — Licensor] with Lilly and Cardiome, Cardiome shall have the right to assume Lilly’s rights and responsibilities to the prosecution, maintenance and retention of intellectual property rights, rights to new developments, and enforcement of the [Redacted — Licensor’s patents].
Lilly shall also provide to Cardiome a written report describing the status of the Licensed Patents within sixty (60) days after receiving a written request from Cardiome for such report. Such report shall, at a minimum, identify for each patent and application covered under Licensed Patents the country in which it is filed, its identification number, and its filing, and issue, dates (as applicable). Cardiome shall be limited to one such report request per calendar year.
12.5	Patent Costs
[Redacted — sharing of patent costs between the parties]
12.6	Failure to File or Maintain Applications or Patents
12.6.1	If Lilly decides not to file or maintain any applications or patents encompassed within Lilly GED-aPC Patents or if Cardiome decides not to file or maintain any applications or patents on Joint Improvements in the Territory, the Party so-deciding shall give the other Party reasonable written notice to this effect. After such notice, the other Party may, at its expense, file or maintain such applications or patents.

12.6.2	If Cardiome decides not to file or maintain any applications or patents encompassed within [Redacted — Licensor’s patents], Cardiome shall give Lilly reasonable written notice to this effect. After such notice, Lilly may, at its expense, file or maintain such applications or patents, unless same is prohibited by the [Redacted — License agreement between Lilly and Licensor].
12.7	Patent Term Extensions
To the extent not prohibited by the [Redacted — License agreement between Lilly and Licensor], or as otherwise agreed between the [Redacted — Licensor] and Cardiome, Cardiome shall have the right to apply for or request the [Redacted — Licensor] to apply for patent term extensions, supplementary protection certificates or functional equivalents thereof, in any country or territory where such items are permissible for any [Redacted — Licensor’s patents] or patent covering Joint Improvements which cover Product or methods of using or manufacturing Product so long as such patent does not relate to[redacted — Lilly product]. Lilly will provide Cardiome (or the[Redacted — Licensor], if applicable) with all material, information and data in its possession and written authorization reasonably necessary to apply for such items.
12.8 Further Assurances
Each Party shall execute such documents and perform such acts as may be reasonably necessary for the other Party to file or to continue prosecution or maintenance of any patent applications and patents as contemplated herein, including inventor assignments and other documentation.
12.9 Declaratory Judgment Action — Issued Licensed Patents
In the event that a declaratory judgment action alleging invalidity, unenforceability or noninfringement of any Lilly GED-aPC Patents or any [Redacted — Licensor’s patents] is brought against Lilly, Cardiome may within thirty (30) days after commencement of such declaratory action elect to intervene in such action and join the defense thereof at Cardiome’s expense.
12.10 Declaratory Judgment Action — Patents On Cardiome Improvements
In the event that a declaratory judgment action alleging invalidity, unenforceability or noninfringement of any patents that cover Cardiome Improvements or Joint Improvements shall be brought against Lilly, Cardiome may within thirty (30) days after commencement of such declaratory action elect to intervene in such action and take over the defense thereof at Cardiome’s expense
12.11 Trademarks
So long as this Agreement has not been terminated under Sections 18.2, 18.3, 18.4 or 18.8 (pursuant to bankruptcy of Cardiome), as between the Parties, Cardiome will own and be responsible for all Trademarks related to its marketing of Product and will be responsible for registering, defending and maintaining such trademarks and all expenses related thereto. Nothing in this Agreement obliges Cardiome to own or Control the Trademarks.
Article 13 Infringement
13.1 Notification of Suspected Infringement
Each Party shall notify the other in writing promptly of any actual or suspected infringement (collectively “alleged infringement”) of any of the Confidential Information, Lilly GED-aPC Patents, [Redacted — Licensor’s patents], Lilly Know- How, Existing Lilly Trade Secrets, Cardiome Improvements or Joint Improvements in the Territory of which such Party becomes aware. The notice shall set forth the facts of such alleged infringement in reasonable detail, and such Party shall promptly provide the other Party with all available evidence of such alleged infringement. Promptly after such notification regarding any such alleged infringement, Cardiome and Lilly shall consult and cooperate fully to determine a course of action to terminate such alleged infringement without litigation if possible.
13.2 Infringement of Lilly GED-aPC Patents
Lilly shall have the right, but not the obligation, to prosecute at its own expense and through counsel of its own choice all actions for infringement of the Lilly GED-aPC Patents. If such an action is directly related to Exploitation by a Third Person of Compound or Product or a Close Variant, Lilly shall reasonably promptly give written notice to Cardiome. Lilly agrees that Cardiome may join Lilly as a party plaintiff in any such action provided Cardiome has received Regulatory Approval for a Product in a Major Market, without expense to Lilly. The total out-of-pocket cost to Cardiome of any such infringement action shall be borne by Cardiome.
The Parties agree to cooperate and provide all reasonable assistance in any such infringement action (including agreeing to be named in such action and providing reasonable access to inventors and inventor’s notebooks).
Lilly shall apply any recovery of costs or damages derived from such action as follows:
     [Redacted — Treatment of costs or damages recovered]
If Lilly elects not to exercise its right to prosecute or take other appropriate action against an alleged infringement of the Lilly GED-aPC Patents, and provided Cardiome has received Regulatory Approval for a Product in a Major Market, Lilly shall promptly notify Cardiome in writing, and Cardiome shall then have the right, at its own cost and expense, to bring suit or take other appropriate action against the alleged infringer, in which case any recovery shall be dispersed mutatis mutandis as set forth above.
Even if not required by law, Lilly may join and be represented by separate counsel in such suits at its own expense.
13.3 Infringement of [Redacted — Licensor’s patents]
Subject to the [Redacted — Licensor]’s rights under the [Redacted — License agreement between Lilly and Licensor], Cardiome, as exclusive licensee respecting Compound and Product, has the first right, but not the obligation, to take at its own expense and through counsel of its own choice all actions for infringement of the [Redacted — Licensor’s patents] referred to in Section 13.1 by promptly giving written notice to Lilly.
Lilly agrees, and shall make reasonable efforts to cause the [Redacted — Licensor] to agree, that each of them will reasonably cooperate with Cardiome and, if made necessary under law, join as a party in such suits. Even if not required by law, Lilly and the [Redacted — Licensor] may join and be represented by separate counsel in such suits at their own expense.

Cardiome shall apply any recovery of costs or damages derived from such action as follows:
13.3.1	[Redacted — Treatment of costs or damages recovered]
If Cardiome elects not to exercise its right to prosecute or take other appropriate action against an alleged infringer, it shall promptly notify Lilly in writing, and Lilly shall then have the right, at its own cost and expense, to bring suit or take other appropriate action against the alleged infringer, in which case any recovery shall be dispersed mutatis mutandis as set forth above.
13.4 Infringement of [Redacted — Lilly product]Core Patents
Nothing in this Article 13 or elsewhere in this Agreement gives Cardiome any right to prosecute or require Lilly to prosecute any action for infringement of the [Redacted — Lilly product]Core Patents.
13.5 Infringement of Patents Covering Cardiome Improvements
Cardiome shall have the absolute right, but not the obligation, to prosecute at its own expense and through counsel of its own choice all actions for infringement of any patents that cover Cardiome Improvements.
13.6 Settlement of Litigation
No settlement, consent judgment or other voluntary final disposition of a suit being prosecuted by a Party under this Article directed to Exploitation by a Third Person of Compound or Product, and in a country where Cardiome has received Regulatory Approval, may be entered into without the consent of the other Party if such settlement, consent judgment or other voluntary final disposition would materially alter, derogate or diminish such other Party’s rights under the Agreement or otherwise materially adversely affect such other Party, which consent shall not be unreasonably withheld or delayed.
13.7 Cooperation
In any infringement or declaratory judgment action conducted pursuant to this Article, both Parties shall reasonably cooperate in all respects and, upon reasonable request, make available relevant records, papers, information, samples, specimens and the like without compensation except for out-of-pocket expenses which shall be borne by the Party initiating or defending such action.
Article 14 Confidentiality
14.1 Cardiome’s Obligations
Subject to Section 14.4, Cardiome will maintain the confidentiality of Lilly’s Confidential Information and the terms of this Agreement throughout the Project and for a period of ten (10) years after the termination of this Agreement, unless Lilly agrees that publication of specific items of such Confidential Information will not adversely affect the Project or Lilly’s proprietary interest in such Confidential Information.
Cardiome agrees to disclose Lilly’s Confidential Information only to those employees, representatives and agents requiring knowledge thereof in connection with their duties directly related to the fulfilling of Cardiome obligations under this Agreement, and to those Sublicensees and potential Sublicensees as may be useful to enjoy the benefits of this Agreement, in each case, only if such recipients are bound by obligations of confidence and non-use no less onerous than those set out in this Agreement.
If the Lilly Trade Secrets are disclosed to Cardiome, subject to the terms of this Agreement, Cardiome shall keep such Lilly Trade Secrets confidential forever and not use them for any purpose other than for manufacturing Compound and Product, and to the extent required, obtaining Regulatory Approval for Product.
However, the obligations of confidentiality and limited use contained in this Agreement shall not apply to any of Lilly’s Confidential Information or any Lilly Trade Secrets which are Excluded Information.
14.2 Lilly’s Obligations
Subject to Section 14.4, Lilly will maintain the confidentiality of Cardiome’s Confidential Information and the terms of this Agreement throughout the Project and for a period of ten (10) years after the termination of this Agreement, unless Cardiome agrees that publication of specific items of such Confidential Information will not adversely affect the Project or Cardiome’s proprietary interest in such Confidential Information.
Lilly agrees to disclose Cardiome’s Confidential Information only to those employees, representatives and agents requiring knowledge thereof in connection with their duties directly related to the fulfilling of Lilly’s obligations under this Agreement, only if such recipients are bound by obligations of confidence and non-use no less onerous than those set out in this Agreement. In addition to the foregoing, in no event will Lilly permit any information regarding the development or commercialization of Product to be made available to anyone directly working on the development or commercialization of [Redacted — Lilly product].
Lilly shall take reasonable steps to protect the confidentiality of Lilly Know-How and the Lilly Trade Secrets.
If Cardiome elects to keep any of its Cardiome Confidential Information as a trade secret and if:
14.2.1	Cardiome identifies such trade secrets to Lilly, and

14.2.2	informs Lilly in writing that it is a trade secret,

then Lilly shall keep such trade secret confidential forever and will not use them for any purpose.
However, the obligations of confidentiality and limited use contained in this Agreement shall not apply to any of Cardiome’s Confidential Information or trade secret which is Excluded Information.
14.3 Limited Use of Confidential Information
Other than as set forth in this Agreement, a Party’s Confidential Information received by the other Party shall at any time be used exclusively for the purposes of fulfilling the receiving Party’s obligations under this Agreement, and in no event shall be used for the business advantage of the receiving Party except in accordance with this Agreement. In furtherance thereof, Cardiome may disclose and use Lilly’s Confidential Information for the purpose of carrying out its duties and enjoying its rights under this Agreement to any Affiliate or subcontractor of Cardiome, Sublicensee or potential Sublicensee, provided that the recipient is subject to provisions substantially similar to those set forth in this Article.
14.4 Release of Other Information
Neither Party shall use the name of the other Party for any purpose without the prior written approval of the other Party. Without limitation, these prohibitions apply to press releases, annual reports, prospectuses, public statements, educational and scientific conferences, promotional materials, governmental filings and discussions with public officials, securities analysts, investors and the media. However, subject to the requirements for review and approval that follow, this provision does not apply to a disclosure regarding terms of this Agreement, which counsel to a Party has advised is required by law or regulation, to regulatory agencies such as the FDA, Securities and Exchange Commission (“SEC”), Federal Trade Commission and/or Department of Justice or the foreign equivalent(s) of any of the foregoing. This includes requests for a copy of this Agreement or related information by tax authorities. If any Party to this Agreement determines a release of information regarding the existence or terms of this Agreement is required by law or regulation, prior to any release of such information, that Party will notify the other Party as soon as practicable and provide as much detail as possible in relation to the disclosure required and will endeavor in good faith to provide the other Party a reasonable period of time to review the proposed public statement. The Parties will then discuss what information, if any, will actually be released. In addition, Lilly shall have the right to review and comment on a redaction of this Agreement if it is to be supplied to the SEC or equivalent foreign regulatory authority.
14.5 Scientific Publication
[Redacted — mechanism to review scientific publications]

Article 15 Representations, Warranties and Disclaimers
15.1 No Litigation
Each Party represents that there is no litigation or proceeding pending or threatened against or involving such Party in any court or before any agency or regulatory body which could result in a judgment or liability against such Party which could adversely affect its ability or right to carry on its business as now conducted or to Exploit Product as intended under this Agreement.
15.2 No Debarment
Each Party represents and warrants to the other that no Person providing services for such Party under this Agreement has been debarred under the provisions of the Generic Drug Enforcement Act of 1992.
15.3 Corporate Existence
As of the Effective Date, each Party represents and warrants to the other that it is a company duly organized, validly existing, and, if relevant in its jurisdiction of formation, in good standing under the laws of the jurisdiction in which it is formed.
15.4 Authority to Execute and Perform
As of the Effective Date, each Party represents and warrants to the other that it:
15.4.1	has the power and authority and the legal right to enter into this Agreement and perform its obligations hereunder;

15.4.2	has taken all necessary company action on its part required to authorize the execution and delivery of this Agreement; and

15.4.3	has duly executed and delivered the Agreement, which constitutes a legal, valid, and binding obligation of it and which is enforceable against it in accordance with the Agreement’s terms.
15.5 No Approvals or Consents
Each Party, as of the Effective Date, represents and warrants to the other Party that all necessary consents, approvals and authorizations of all Governmental Authorities and Third Persons required to be obtained by such Party in connection with its execution of this Agreement and the transfer of rights described in this Agreement have been obtained other than the notification of transfer of clinical trials that need to be provided to each of the FDA and any other appropriate Regulatory Authorities to transfer the respective Regulatory Documents to Cardiome.

15.6 No Conflict
Each Party represents and warrants to the other that its execution and delivery of the Agreement and its performance of its obligations hereunder:
15.6.1	do not conflict with or violate any requirement of applicable law or regulation or any provision of its company governance documents in any material way, and

15.6.2	do not conflict with, violate, breach, or constitute a default under any contractual obligation or court or administrative order by which such Party is bound.
15.7 Further Representations and Warranties of Lilly
Lilly represents and warrants to Cardiome that, as of the Effective Date and with no further duty to update:
15.7.1	Lilly has granted Cardiome a license as of the Effective Date, and a covenant not to sue thereafter, to all intellectual property rights which Lilly owns or Controls and which are necessary or useful to Exploit the Compound or Product;

15.7.2	there is no pending litigation that alleges that any of Lilly’s activities relating to the Compound or Product have violated, or by Exploiting the Compound or Product would violate, any of the intellectual property rights of any Third Person (nor has it received any written communication threatening such litigation);

15.7.3	to the best of its knowledge, Lilly’s activities relating to the Compound have not violated, and by Exploiting the Compound would not violate, any of the valid intellectual property rights of any Third Person;

15.7.4	to the best of its knowledge, no person or entity, other than Lilly and the [Redacted — Licensor] has any rights to or interest in the Licensed Patents and Lilly Know-How in the Field, and that to the best of its knowledge, Exploitation of the Compound and the Product can be performed without infringing the valid intellectual property rights of any third party;

15.7.5	it owns all right, title and interest in and to the Licensed Patents, Lilly Know-How and the Existing Lilly Trade Secrets free and clear of all encumbrances, security interests, options and licenses, except the [Redacted — License agreement between Lilly and Licensor];

15.7.6	Lilly has not given any notice to any Third Persons asserting infringement by such Third Persons upon any of the Licensed Patents, Lilly Know-How or the Existing Lilly Trade Secrets; to the best of its knowledge, there is no unauthorized use, infringement or misappropriation of the Licensed Patents, Lilly Know-How or the Existing Lilly Trade Secrets;

15.7.7	Lilly has not executed or granted to any Third Person, directly or indirectly, or entered into any agreement for, any license or other right to Exploit the Product in the Territory or any license or covenant not to sue respecting the Licensed Patents, Lilly Know-How or the Existing Lilly Trade Secrets;

15.7.8	the Product Inventory has been manufactured solely in accordance with Lilly Know-How and the Existing Lilly Trade Secrets;

15.7.9	the Product Inventory was manufactured and packaged in compliance with all relevant applicable laws and regulations;

15.7.10	to the best of its knowledge, the only clinical trial results regarding the Compound or Product are those set out in the Regulatory Documents;

15.7.11	to the best of its knowledge, Lilly is not aware of any inventors of Licensed Patents other than those listed as inventors on applications filed for such Licensed Patents;

15.7.12	to the best of its knowledge, Lilly is not aware of any invalidity or unenforceability of the Licensed Patents which would be material to assessing the commercial potential of the Compound or the Product;

15.7.13	to the best of its knowledge, Lilly has taken reasonable steps to protect the confidentiality of Lilly Know-How and the Existing Lilly Trade Secrets;

15.7.14	to the best of its knowledge, Lilly has made available to Cardiome (to the extent the same exists and is material to assessing the commercial, medical, clinical or regulatory potential of the Compound or the Product) as part of the Product Data Package all toxicology studies, clinical data, manufacturing process data and other information in its possession or control regarding Compound or the Product that is material and would be reportable to the FDA under 21 C.F.R. 200 et. seq., and that to the best of its knowledge, the information in Product Data Package is accurate and complete and is what it purports to be.
15.8 Regulatory Documents
Lilly represents and warrants to Cardiome that, as of the Effective Date and with no further duty to update:

15.8.1	Lilly has furnished Cardiome with access to a materially complete copy of the Regulatory Documents for the Product, including all material amendments and supplements thereto;

15.8.2	Lilly is and was, at all times prior to the Effective Date, the lawful holder of all rights under the Regulatory Documents;

15.8.3	to the best of Lilly’s knowledge, Lilly has complied in all material respects with all applicable laws and regulations in connection with the preparation and submission to the relevant regulatory authorities of the Regulatory Documents;

15.8.4	nothing has come to the attention of Lilly which has, or reasonably should have, led Lilly to believe that the Regulatory Documents are not in good standing with relevant Regulatory Authorities;

15.8.5	Lilly has filed with the relevant regulatory authorities all required notices, amendments and annual or other reports, including adverse experience reports, with respect to the Regulatory Documents; and

15.8.6	there is no pending or overtly threatened action by relevant Regulatory Authorities which will have a material adverse effect on the Regulatory Documents.
Except for the representations contained in this Article 15, upon which Cardiome is relying (which Lilly hereby acknowledges), Cardiome has had an opportunity to review and evaluate the Regulatory Documents disclosed to it and Cardiome is relying upon its own judgment and experience in connection therewith.

15.9	[Redacted — clause relating to the License Agreement between Lilly and Licensor]
15.10 [Redacted — Manufacturer] Facility
[Redacted — Representations and warranties relating to the Manufacturer]
15.11 Further Representations and Warranties of Cardiome
[Redacted — Representations and warranties of Cardiome]
15.12 DISCLAIMER OF IMPLIED WARRANTIES
EXCEPT AS EXPRESSLY PROVIDED IN THIS SECTION, NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY AS TO THE REGARDING ANY MATTER SUBJECT TO THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, LICENSED PATENTS, KNOW-HOW, COMPOUND, PRODUCT INVENTORY OR PRODUCT (ALL

OF WHICH ARE PROVIDED “AS IS”), EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, STATUTE, OR OTHERWISE, AND EACH PARTY SPECIFICALLY DISCLAIMS ANY AND ALL IMPLIED OR STATUTORY WARRANTIES INCLUDING WARRANTIES OF MERCHANTABILITY AND OF FITNESS FOR A PARTICULAR PURPOSE. Without limiting the foregoing, Cardiome acknowledges that it has not and is not relying upon any implied warranty of merchantability or of fitness for a particular purpose or otherwise, or upon any representation or warranty whatsoever as to the prospects (financial, technical, regulatory or otherwise), validity, or likelihood of success of Compound, or Product after the Effective Date.
15.13 DISCLAIMER OF INCIDENTAL AND CONSEQUENTIAL DAMAGES
NEITHER PARTY WILL BE LIABLE TO THE OTHER PARTY FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, OR SPECIAL DAMAGES, INCLUDING, BUT NOT LIMITED TO, LOST PROFITS ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTHING IN THIS SECTION IS INTENDED TO LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY WITH RESPECT TO CLAIMS BY THIRD PERSONS AGAINST A PARTY FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, OR SPECIAL DAMAGES.
Article 16 Indemnification
16.1 Cardiome’s Obligation
Cardiome shall defend, indemnify and hold harmless Lilly, its officers, directors, employees, agents and Affiliates (“Lilly Indemnitees”) against any and all Damages resulting from or arising out of:
16.1.1	the negligence or intentional misconduct of Cardiome or the Cardiome Indemnitees (as defined below) in connection with the subject matter of this Agreement,

16.1.2	the material breach by Cardiome of any representation, warranty or covenant under this Agreement,

16.1.3	Cardiome’s use of the Compound after the Effective Date,

16.1.4	the making, using or selling of Products by Cardiome or its Sublicensees (including claims, demands, actions or other proceedings based on strict liability), and

16.1.5	manufacture, use, sale, offer for sale or importation of Product by Cardiome or its Sublicensees that infringes or otherwise violates the intellectual property rights of a Third Person, in each case except to the extent attributable to:

16.1.6	a material breach by Lilly of any term, condition or representation in this Agreement;

16.1.7	the negligence or wilful misconduct by Lilly or the Lilly Indemnitees; or

16.1.8	any other action for which Lilly is responsible to indemnify Cardiome under Section 16.2.
Cardiome’s obligation to defend indemnify and hold harmless shall include, but not be limited to, claims, demands, costs or judgments whether for money damages or equitable relief by reason of alleged personal injury (including death) to any Person or alleged property damage.
16.2 Lilly’s Obligation
Lilly shall defend, indemnify and hold harmless Cardiome, its officers, directors, employees, agents, Affiliates, sublicensees, distributors, and resellers (“Cardiome Indemnitees”) against any and all Damages resulting from or arising out of:
16.2.1	the negligence or intentional misconduct of Lilly or the Lilly Indemnitees in connection with the subject matter of this Agreement,

16.2.2	the material breach by Lilly of any representation, warranty or covenant under this Agreement,

16.2.3	Lilly’s Compound-related activities prior to the Effective Date, and

16.2.4	the making, using or selling of Products by Lilly or its sublicensees (including claims, demands, actions or other proceedings based on strict liability) prior to the Effective Date, and

16.2.5	manufacture, use, sale, offer for sale or importation of Product by Lilly or its sublicensees that infringed or otherwise violated the intellectual property rights of a Third Person prior to the Effective Date, in each case except to the extent attributable to:
16.2.6	a material breach by Cardiome of any term, condition or representation in this Agreement;

16.2.7	the negligence or wilful misconduct by Cardiome or the Cardiome Indemnitees; or

16.2.8	any other action for which Cardiome is responsible to indemnify Lilly under Section 16.1.
Lilly’s obligation to defend indemnify and hold harmless shall include, but not be limited to, claims, demands, costs or judgments whether for money damages or equitable relief by reason of alleged personal injury (including death) to any Person or alleged property damage.
Article 17 Notice and Opportunity to Defend
17.1 Notice
Promptly after receiving notice of a claim that could give rise to its right to indemnification pursuant to Article 16, a Party (the “Indemnified Party”) will give the other Party (the “Indemnifying Party”) written notice describing the claim in reasonable detail. The failure of an Indemnified Party to give notice in the manner provided herein will not relieve the Indemnifying Party of its obligations under this Article, except to the extent that such failure to give notice materially prejudices the Indemnifying Party’s ability to defend such claim.
17.2 Indemnifying Party’s Duty to Proceed
Upon receipt of notice under Section 17.1 from the Indemnified Party, the Indemnifying Party will have the duty either to compromise or defend, at its own expense and by its own counsel, such matter, except as provided in Section 17.3. The Indemnifying Party will promptly (and in any event not more than twenty (20) days after receipt of the Indemnified Party’s original notice) notify the Indemnified Party in writing of its intention to either compromise or defend such matter, and the Indemnified Party agrees to cooperate fully with the Indemnifying Party and its counsel in the compromise or defense against any such asserted liability, including making available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense. All reasonable costs and expenses incurred in connection with the Indemnified Party’s cooperation will be borne by the Indemnifying Party. In addition, the Indemnifying Party will not cease to defend any claim (except pursuant to a permitted settlement or compromise thereof) without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld.
17.3 Indemnified Party’s Right to Proceed
At its option, the Indemnified Party will have the right to compromise or defend, by its own counsel, a claim that could give rise to its right to indemnification pursuant to Article 16 if:
17.3.1	the Indemnifying Party elects in writing not to compromise or defend the asserted liability;

17.3.2	the Indemnifying Party fails to notify the Indemnified Party of its election to compromise or defend as herein provided; or

17.3.3	the Indemnifying Party fails to admit its obligation to indemnify under this Agreement with respect to the claim following a written request of the Indemnified Party.

In these situations, the reasonable costs and expenses incurred by the Indemnified Party will be included as part of the indemnification obligation of the Indemnifying Party.
In the event the Indemnified Party intends to compromise or settle a claim under this Section, the Indemnified Party will provide at least ten (10) business days prior written notice to the Indemnifying Party describing the proposed compromise or settlement in order that the Indemnifying Party may comment and/or object.
17.4 Settlement
Notwithstanding the foregoing, neither the Indemnifying Party nor the Indemnified Party may settle or compromise any claim under Article 16 over the written objection of the other Party if such settlement or compromise would alter, derogate or diminish such other Party’s rights under the Agreement or otherwise materially adversely affect such other Party, which consent shall not be unreasonably withheld or delayed.
17.5 Other Obligations
The Party conducting the defense of a claim under Article 17 will:
17.5.1	keep the other Party informed on a reasonable and timely basis as to the status of the defense of such claim (but only to the extent such other Party is not participating jointly in the defense of such claim) and

17.5.2	conduct the defense of such claim in a prudent manner.
17.6 Insurance
Cardiome shall maintain and have its Sublicensees maintain liability insurance to insure against all of the liability events described in Article 16 and in paragraph 8.1 of the [Redacted — License agreement between Lilly and Licensor]. At Lilly’s request, Cardiome shall provide Lilly with certification of such insurance.
17.7 Survival and Waiver
The provisions of Article 16 and Article 17 will survive any termination or expiration of this Agreement. Each Indemnified Party’s rights under Article 16 and Article 17 will not be deemed to have been waived or otherwise affected by such Indemnified Party’s waiver of the breach of any representation, warranty, agreement or covenant contained in or made pursuant to this Agreement, unless such waiver expressly and in writing also waives any or all of the Indemnified Party’s right under Article 16 and Article 17.
Article 18 Term and Termination
18.1 Term
Unless sooner terminated as hereinafter provided, the licenses and sublicenses granted herein and the obligations assumed hereunder shall commence as of the Effective

Date, and shall continue in full force and effect until all royalty payment obligations of Cardiome to Lilly are terminated pursuant to the applicable provisions of Article 3 and Article 4, whereupon such licenses and sublicenses shall thereafter be paid-up, perpetual and royalty-free. Notwithstanding the prior sentence, this Agreement may be terminated at any time by mutual written consent of the Parties.
18.2 Termination — Failure to Develop Product
If Lilly believes that Cardiome is not devoting Commercially Reasonable Efforts to the Product as required under Article 9, Lilly will notify Cardiome in writing detailing its specific concerns and recommendations, and the Parties will meet within [Redated — Term] of such written notice to discuss such concerns and recommendations. After the last of such meeting(s), upon a further notice of default from Lilly, Cardiome will have [Redacted — Term] to remedy any such failure to use Commercially Reasonable Efforts. If Cardiome fails to remedy such failure within such [Redacted — Term](or where a remedy would take longer than [Redacted — Term], if Cardiome fails to commence within such period diligent efforts directed at remedying the failure), then Lilly may terminate this Agreement for default in accordance with Section 18.4.
18.3 Voluntary Termination
Cardiome may terminate this Agreement at any time by giving Lilly [Redacted — Term] written notice of its intention to terminate.
18.4 Material Breach by Cardiome
Upon:
18.4.1	any material breach, default or other defect of performance of this Agreement, other than a breach referred to in Section 18.2, or

18.4.2	any material violation of any warranty or representation made by Cardiome in this Agreement proving to have been false or misleading in any material respect when made,
Lilly may, at its option, terminate this Agreement upon giving Cardiome [Redacted — Term] written notice detailing the substance of the alleged breach, default or other defect of performance, which termination shall become effective at the end of such notice period if Cardiome fails to remedy such breach, default or other defect within such [Redacted — Term] period. If Lilly terminates this Agreement pursuant to this Section 18.4, the provisions of Section 18.7 shall apply.
18.5 Material Breach by Lilly
Upon:
18.5.1	any material breach, default or other defect of performance of this Agreement, or

18.5.2	any material violation of any warranty or representation made by Lilly in this Agreement proving to have been false or misleading in any material respect when made,
Cardiome may, at its option, terminate this Agreement upon giving Lilly [Redacted — Term]written notice detailing the substance of the alleged breach, default or other defect of performance, which termination shall become effective at the end of such notice period in the event that Lilly fails to remedy such breach, default or other defect within such [Redacted — Term] period. If Cardiome terminates this Agreement pursuant to this Section 18.5, the provisions of Section 18.7 shall apply.
18.6 Invalidity Challenge by Cardiome
If Cardiome or any of Cardiome’s Affiliates or Sublicensees supports directly or indirectly in a court or other governmental agency of competent jurisdiction a challenge to the validity, enforceability or patentability of any Licensed Patents within a Major Market Country, Lilly shall be entitled to terminate all licenses granted to Cardiome for Compounds or Products covered by the Licensed Patents upon written notice to Cardiome.
18.7 Events on Termination by Cardiome
If Cardiome terminates this Agreement pursuant to Sections 18.5 or 18.8 (pursuant to bankruptcy of Lilly), at Cardiome’s option, the following shall apply:
18.7.1	the licenses and sublicense granted under Sections 2.3 and 2.5 shall survive; and

18.7.2	future milestone payments under Sections 3.2 and 0 shall be reduced by [Redacted - Percentage] as of the date of notification of termination of this Agreement; provided, however, Cardiome shall remain obligated to pay royalties payable under Section 3.3 and shall not be entitled to any refund of milestones paid prior to date of notification of termination of this Agreement.
18.8 Termination for Bankruptcy
Notwithstanding any other provision of this Article, a Party may terminate this Agreement in its entirety with immediate effect if the other Party:
18.8.1	makes a general assignment for the benefit of creditors;

18.8.2	files an insolvency petition in bankruptcy;

18.8.3	petitions for or acquiesces in the appointment of any receiver, trustee or similar officer to liquidate or conserve its business or any substantial part of its assets;

18.8.4	commences under the laws of any jurisdiction any proceeding for relief under the Bankruptcy Code of 1986, as amended or similar bankruptcy laws in applicable jurisdictions, involving its insolvency, reorganization, adjustment of debt, dissolution, liquidation or any other similar proceeding for the release of financially distressed debtors; or

18.8.5	becomes a party to any proceeding or action of the type described above in 18.8.3 or 18.8.4, and such proceeding or action remains undismissed or unstayed for a period of more than sixty (60) days.
18.9	Events Upon Termination by Lilly
If Cardiome terminates this Agreement pursuant to Section 18.3, or if Lilly terminates this Agreement pursuant to Sections 18.1 (by mutual consent), 18.2, 18.4 or 18.8 (pursuant to bankruptcy of Cardiome), at Lilly’s option the following shall apply as of the effective date of such termination:
18.9.1	Cardiome shall automatically and irrevocably lose:
.1	any and all licenses granted to Cardiome by Lilly pursuant to Sections 2.2 and 2.3, and

.2	the right to commercialize Product;
18.9.2	Cardiome shall transfer and assign to Lilly all right, title and interest in:
.1	the Product Data Package; and

.2	any safety information, including information regarding Adverse Events and Serious Adverse Events, in the format same is available to Cardiome; and
18.9.3	Cardiome shall, at Lilly’s request, enter into a license agreement pursuant to which Cardiome will:
.1	grant to Lilly an exclusive license, with right to sublicense, in the Field in the Territory, under the Cardiome Improvements, and, to the extent Controlled by Cardiome at the time of such termination, under any Trademark, to the extent required for Lilly to develop and commercialize Compound or Product,

.2	transfer to Lilly any and all Regulatory Documents; and

.3	with respect to any licenses or sublicenses granted to Lilly hereunder, such licenses and sublicenses shall include the right of Lilly to grant further sublicenses.

18.9.4	The transfers, assignments and licenses set out in this Section 18.9 are made on an “AS IS” basis, and Lilly shall indemnify the Cardiome Indemnitees on the terms set out in Section 16.1 as if Lilly were Cardiome and the Cardiome Indemnitees were the Lilly Indemnitees thereunder, without recourse to the exceptions set out in 16.1.6, 16.1.7 and 16.1.8.

18.9.5	The transfers, assignments and licenses set out in this Section 18.9 shall be made free of charge.
18.10	Residual Obligation Upon Termination
Subject to the other provisions of this Article, termination of this Agreement for any reason whatsoever will not release or discharge Lilly, or Cardiome from the performance of any obligation, the payment of any debt or responsibility for any liability which may have previously accrued and remains to be performed, paid or discharged, at the date of such termination, their respective obligations to transfer know-how, licenses and improvements hereunder, and the obligations and rights of Cardiome and Lilly which may accrue after termination of this Agreement. However, upon termination, neither Lilly nor Cardiome shall incur any additional obligation under this Agreement except as specifically set forth in this Agreement.
18.11	Continuing Obligations
Except as otherwise provided above, termination of this Agreement for any reason shall not relieve the Parties of any obligation accruing prior thereto and shall be without prejudice to the rights and remedies of either Party with respect to any antecedent breach of the provisions of this Agreement. Without limiting the generality of the foregoing, no termination of this Agreement, whether by lapse of time or otherwise, shall serve to terminate the obligations of the Parties hereto under Article 1, Section 2.5.2, Article 12, Article 14 (in accordance with its terms), Article 15, Article 16, Article 17, Article 18 and Article 19 and such other Sections as by their nature should survive, and such obligations shall survive any such termination.
18.12	Additional Remedies
Termination of this Agreement under Sections 18.4 or 18.5 shall not be exclusive or prejudicial to any other rights or remedies each Party may have on account of such material breach or default under this Agreement or otherwise.
18.13	Further Assurances
Cardiome covenants and agrees that if this Agreement is terminated by Lilly pursuant to Sections 18.2, 18.3, 18.4 or 18.8 (pursuant to bankruptcy of Cardiome), and any Regulatory Document required to be transferred under Section 18.7 cannot be transferred to Lilly without the consent of or notice to a Third Person and in respect of which any necessary consent or notice cannot or has not been obtained or given, or the subject Regulatory Document is not transferable by its nature then, subject to Section

18.7, Cardiome will cause the beneficial interest in and to such Regulatory Documents, in any event, to pass to Lilly, and Cardiome, covenants and agrees, after such termination to hold such Regulatory Documents in trust for, and for the benefit of Lilly.
Article 19 Miscellaneous
19.1	Amendment
This Agreement may not be amended, supplemented, or otherwise modified except by an instrument in writing signed by an authorized representative of both Parties.
19.2	Assignability
During the term of this Agreement, except as provided in this Section and other provisions of this Agreement, Cardiome shall not delegate duties of performance or assign, in whole or in part, rights or obligations under this Agreement without the prior written consent of Lilly, not to be unreasonably withheld, except that no consent from Lilly will be required:
19.2.1	in the event of an assignment in connection with a merger, reorganization or sale of all or substantially all of the assets or business of Cardiome related to this Agreement; and

19.2.2	in the event of an assignment to an Affiliate of Cardiome, and Cardiome may discharge any obligations and exercise any right hereunder through an Affiliate although Cardiome shall remain ultimately responsible for the proper discharge of all obligations hereunder notwithstanding any assignment or delegation to any such Affiliate.
Any attempted delegation or assignment without the required written consent shall be of no force or effect. Subject to the restrictions contained in the preceding sentence, this Agreement shall be binding upon the successors and assigns of Cardiome that are permitted under this Section.
Subject to the terms hereof, Lilly shall have the right to sublicense or assign any of: the Lilly GED-aPC Patent Rights, Lilly Know-How or the Existing Lilly Trade Secrets; or Lilly’s rights under any agreement with [Redacted — Manufacturer] respecting the [Redacted — Manufacturer] Facility; or this Agreement or any of its rights hereunder; so long as each sublicensee or assignee agrees to be bound by Lilly’s obligations contained in this Agreement.
19.3	Bankruptcy Code Section 365(n)
All rights and licenses granted under or pursuant to any section of this Agreement are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the United States Bankruptcy Code, licenses of rights to “intellectual property” as defined under Section 101(35A) of the Bankruptcy Code. Cardiome shall retain and may fully exercise all of its rights and elections under section 365(n) of the Bankruptcy Code.

19.4	Conducting Activities Under Agreement
Each Party shall perform its obligations and carry out its activities under this Agreement in compliance with applicable laws, including international, foreign, federal, state, and local laws, statutes, regulations, guidelines and orders governing work at the site where such work is being conducted, including carrying out work in compliance with cGMP, GLP and GCP.
19.5	Counterparts
This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same agreement. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.
19.6	Dispute Resolution
Any dispute regarding the interpretation of this Agreement or the enforcement of a Party’s rights or obligations hereunder shall be submitted in the first instance to the[Redacted – Employees]. If the designated individuals cannot resolve the dispute, either Party may submit the dispute to the[Redacted – Employees]. Pending resolution of any such dispute, the Parties will continue their performance under this Agreement of any obligations that are not the subject of such dispute and the entitlement of the Parties to any remedy provided for herein shall be suspended while such dispute resolution process remains in progress. If the designated individuals cannot resolve the dispute[Redacted — Term] the Parties may assert any remedy available at law or in equity to enforce its rights under this Agreement. The Parties hereby waive their right to a jury trial in any legal proceeding related to this Agreement.
19.7	Entire Agreement
This Agreement constitutes the entire agreement and understanding relating to the subject matter of this Agreement. As such, the instant Agreement supersedes all previous communications, proposals, representations and agreements, whether oral or written, relating to the subject matter of this Agreement between the Parties. Subject to the following sentence, the confidentiality agreement(s) executed between the Parties prior to the Effective Date regarding the Compound shall be of no force and effect. Any confidential information that was disclosed or learned pursuant to such confidentiality agreement(s) is hereby deemed to be Confidential Information of the disclosing Party and subject to the terms Article 14 of this Agreement.
19.8	Force Majeure
Except as expressly set forth above, both Parties to the Agreement shall be excused from the performance of their obligations under this Agreement if such performance is prevented by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party takes reasonable efforts to remove the condition. For purposes of this Agreement, force majeure shall include conditions beyond the control of the Parties, including an act of God, war, civil commotion, epidemic, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe.
19.9	Governing Law
This Agreement shall be governed by, and construed in accordance with, the laws of the [Redacted - Jurisdiction], excluding any choice of law rules that may direct the application of the law of any other jurisdiction. However, the scope, validity and enforceability of any patents encompassed within the scope of this Agreement shall be determined in accordance with the applicable laws of the countries in which such patents have issued.
19.10	Headings, Gender and “Person”
The captions or headings of the Sections are inserted only as a matter of convenience or for reference and shall have no effect on the meaning of the provisions hereof. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and other gender, masculine, feminine, or neuter, as the context requires.
19.11	Independent Contractor
The Parties shall have the status of an independent contractor under this Agreement and that nothing in this Agreement shall be construed as authorization for either Cardiome or Lilly to act as agent for the other.
19.12	Jointly Prepared
This Agreement has been prepared jointly and shall not be strictly construed against either Party.
19.13	Notices
Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been sufficiently given for all purposes if mailed by first class, certified or registered mail, postage prepaid or by a well known overnight delivery service, or sent by facsimile transmission, in each case properly addressed in accordance herewith. The effective date of notice shall be the actual date of receipt by the Party receiving the same. Unless otherwise specified in writing, the mailing addresses of the Parties shall be as described below.

For Cardiome: Cardiome Development Ltd.
6190 Agronomy Drive
6th Floor
Vancouver, B.C., Canada, V6T 1Z3
Attention: Chief Executive Officer
Facsimile: 604-677-6915
For Lilly: Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
United States of America
Attention: General Counsel
Facsimile: 317-433-3000
19.14	Press Release
Attached as Exhibit 19.14 is a press release as agreed to by the Parties, and if applicable, questions and answers related thereto, which may be released upon execution of this Agreement.
19.15	Schedules, Exhibits and Attachments
All schedules, exhibits and attachments (including the Development Plan) referred to herein are intended to be and hereby are specifically made part of this Agreement.
19.16	Severability
Should any provision of this Agreement be determined by a court of competent jurisdiction to violate or contravene any applicable law or policy, such provision will be severed or modified by the court to the extent necessary to comply with the applicable law or policy, and such modified provision and the remainder of the provisions hereof will continue in full force and effect.
19.17	Further Acts and Instruments
Each Party hereto agrees to execute, acknowledge and deliver such further instruments and to do all such other acts as may be necessary or appropriate to carry out the purpose and intent of this Agreement.
19.18	Waiver
Any term or provision of this Agreement may be waived at any time by the Party entitled to the benefit thereof only by a written instrument executed by such Party. No delay on the part of Lilly or Cardiome in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any waiver on the part of either Lilly or Cardiome of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder nor will any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.
IN WITNESS WHEREOF, the Parties by their respective authorized officers have executed this Agreement.
Eli Lilly and Company

By:

Printed:	Steven M. Paul, M.D.

Title:	Executive Vice President, Science and Technology President, Lilly Research Laboratories

Cardiome Development Ltd.

By:

Printed:	Bob Rieder

Title:	President
Guarantee of Cardiome Pharma Corp.:
Cardiome Pharma Corp., the corporate parent of Cardiome Development Ltd., hereby agrees to cause Cardiome Development Ltd. to perform, and guarantees performance by Cardiome Development Ltd. of all obligations, warranties, responsibilities, covenants and other responsibilities of Cardiome Development Ltd. under this Agreement, including, without limitation, ensuring that Cardiome Development Ltd. has access to sufficient personnel, facilities and other resources to perform as required under the Agreement and guaranteeing all payments owed by Cardiome Development Ltd. to Lilly.
Cardiome Pharma Corp.

By:

Printed:	Bob Rieder

Title:	Chairman and Chief Executive Officer
The foregoing guarantee of Cardiome Pharma Corp. is hereby acknowledged and agreed by The Eli Lilly and Company

By:

Printed:	Steven M. Paul, M.D.

Title:	Executive Vice President, Science and Technology President, Lilly Research Laboratories

Exhibit 1.1.14: Compound
[Redacted – Description of the compound]

Exhibit 1.1.20: Development Plan
[Redacted – Description of Cardiome’s development plan]

Exhibit 1.1.51: Lilly GED-aPC Patents
[Redacted – List of Lilly GED-aPC patents]

Exhibit 1.1.53: Lilly Trade Secrets
[Redacted – Description of Lilly trade secrets]

Exhibit 1.1.58: [Redacted – Copy of the license agreement between Lilly and Licensor]

Exhibit 1.1.59: [Redacted] Licensor Patents
[Redacted – List of licensor patents]

Exhibit 1.1.67: Product Data Package
Regulatory Documents:
Original IND [Redacted – Filing #] filing and all subsequent serial submissions, including all FDA correspondence, telephone contact reports and logs, pre-IND meeting minutes, process and analytical method development reports, process and analytical methods validation protocols and reports, and all pharmacology, toxicology and clinical study protocols and reports, adverse event reports, Annual Reports not already filed to the IND and all amendments and supplements related to the foregoing.
All correspondence and minutes of meetings with Regulatory Authorities.
Letter to FDA authorizing the transfer of the entire IND, as filed, to Cardiome.
Pre-clinical and clinical development protocols, data, and reports:
All development reports to the Effective Date for Product, and to the extent relied on in support of any Regulatory Documents respecting Product, development reports and materials respecting [Redacted – Lilly product]
Draft protocol for a Phase I study for Product and any other draft protocols for Product
Assay for immunogenicity testing
Clinical development plans for Compound and Product
All datasets for available relevant clinical data and all raw data from preclinical/PK studies
Any audit reports for PK, tox or safety pharm sites and audit reports for clinical sites, and CROs used in the conduct of the study. Monitoring reports, SIV reports etc any reports generated in the course of the conduct of the study. Case report forms etc.
Pharmacy manual
Manufacturing Information:
In respect of all batches of Compound and Product, including but not limited to, all research, development and clinical batches undertaken for development of Compound or Product:
All manufacturing, process and analytical reports and lab notebooks, in-process, and release analytical methods (as well as any methods developed for other purposes not covered by in-process and release), method and process validation protocols and reports, master and executed batch records, specifications, regulatory communications, stability protocols, stability sample storage records, inventory storage records, investigation reports.

Analytical Reagents:
•	A list of all proprietary analytical reagents used in testing and release.

•	All proprietary analytical reagents in a quantity sufficient to enable Cardiome undertake activities leading up to and including release of the first [Redacted – Amount] of GMP GED-aPC.

•	All methods and protocols for preparation of the analytical reagents and any procedures that were used to create analytical reagents or that are otherwise needed to support or execute the methods
Raw Materials:
•	Specifications for all raw materials

•	A list of all raw material suppliers

•	Inventory of non-expired raw materials
Media
•	Media composition

•	Media supplier information

•	Inventory of non-expired media
Buffers
•	Buffers compositions

•	Buffers suppliers information

•	Inventory of non-expired buffers
Cell Banks (Banks to be transferred according to Cardiome’s request)
•	All documentation pertaining to development of cell line, vector and associated parameters.

•	All storage records

•	Details of cell banking storage requirements

•	All additional data as necessary to allow transfer of the cell bank for storage at a facility to be identified by Cardiome
Toxicology Study Data and Reports:
Pharmacology and toxicology study protocols and reports
Other:
Absorption, distribution, metabolism and elimination (ADME) studies
Copies of all Licensed Patents

Exhibit 1.1.68: Product Inventory
[Redacted – description of product inventory]

Exhibit 1.1.89: [Redacted – Lilly product] Core Patents
[Redacted – List of Lilly product core patents]

Exhibit 19.14: Press Release
FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM
Cardiome Announces In-Licensing Agreement With Eli Lilly and Company
Vancouver, Canada, April 30, 2007 — Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has signed an exclusive in-licensing agreement with Eli Lilly and Company (“Lilly”) for LY458202 (“GED-aPC”), a clinical-stage drug candidate, whereby Cardiome has been granted exclusive worldwide rights to GED-aPC for all indications.
GED-aPC is an engineered analog of recombinant human activated Protein C (aPC) with enhanced anti-inflammatory, anti-thrombotic and strong binding to endothelial protein C receptor properties, and has broad potential across multiple indications. Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.
“The scientific community is increasingly recognizing the role of inflammation in cardiovascular disease, and we have been searching for a drug candidate with the capacity to address cardiovascular disease through anti-inflammatory and anti-thrombotic mechanisms,” said Dr. Charles Fisher, Executive Vice President and Chief Medical Officer of Cardiome. “GED-aPC is a pluripotent molecule with multiple mechanisms of action targeting key counter-regulatory pathways, and we believe that these engineered characteristics make it a highly desirable drug candidate for cardiovascular indications.”
Lilly has successfully completed a 46-person Phase 1 single-dose placebo-controlled safety study in healthy volunteers for GED-aPC. Cardiome intends to meet with the FDA in the near future regarding plans to conduct multi-dose Phase 1 studies commencing in the second half of 2007. Pending successful completion of these studies, Cardiome intends to initiate one or more Phase 2 studies in the first half of 2008.
Under terms of the agreement, Lilly will also provide Cardiome with access to intellectual property related to manufacturing of GED-aPC, and facilitate access to clinical and commercial production capacity at an established third party manufacturing facility for a defined period of time. Included in the transaction is an initial supply of GED-aPC, which is expected to be sufficient for completion of the contemplated Phase 1 program.
Financial terms of the agreement include an upfront payment of US$20 million payable to Lilly and development milestones not to exceed US$40 million contingent on achievement of certain pre-defined late-stage clinical milestones. Lilly will also be entitled to royalty payments if the molecule is ultimately commercialized. Cardiome estimates that clinical expenditures on the GED-aPC program will be approximately US$5 million in 2007.
“We believe strongly that the unique profile of this drug will be effective in treating several forms of cardiovascular disease,” stated Bob Rieder, Chairman and Chief Executive Officer of Cardiome. “Success in our industry arises from bringing benefit to patients. This drug, with its excellent mechanistic and clinical pedigree, offers great promise to patients suffering from various forms of cardiovascular disease for which few effective treatments are available.”
Cardiome will hold a teleconference and webcast on Monday, April 30, 2007 at 1:00pm ET (10:00am PT) to discuss the transaction. Please dial 800-814-4859 or 416-644-3433 to access the call. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the presentation. The webcast can be accessed through Cardiome’s website at www.cardiome.com. Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through May 30, 2007. Please dial 877-289-8525 or 416-640-1917, and enter code 21231012# to access the replay.
About Cardiogenic Shock (CS)
Cardiogenic shock is a state of inadequate bloodflow to the body’s tissue caused by the failure of the heart to pump effectively, most commonly following acute myocardial infarction (heart attack). In 2006, more than 870,000 people suffered a heart attack in the U.S., with approximately 6% of them developing cardiogenic shock. Mortality rates for patients with cardiogenic shock remain high, ranging from 40% to 70%. There are currently no approved drugs to treat this indication.
About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.
Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing. Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006.
Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006. A Phase 2b study for vernakalant (oral) is ongoing.
In April 2007 Cardiome acquired exclusive worldwide rights for GED-aPC, an engineered analog of recombinant human activated Protein C (aPC), for all indications. Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.
Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).
For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com
Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.